UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement

☐ Form C-U: Progress Update:

☐ Form C/A: Amendment to Offering Statement:

☐Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Carbon Country, LLC

2. **Form:** Limited Liability Company

3. **Jurisdiction of Incorporation/Organization:** Delaware

4. **Date of organization: 12 Feb 2024**

5. **Physical address of issuer:** 9805 Wilden Lane, Potomac, MD 20854

6. **Website of issuer: https://www.carboncountry.us/**

7. **Is there a co-issuer** No

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered to the public in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Convertible Note
21. **Target number of securities to be offered:** 100,000
22. **Price (or method for determining price):** Capital Contributions
23. **Target offering amount:** $100,000

24. **Oversubscriptions accepted:** [x] Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis [x] Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $500,000
27. **Deadline to reach the target offering amount:** Nov. 21st 2025
28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	781,818	0
Cash & Cash Equivalents:	68,464	0
Accounts Receivable:	0	0
Short-term Debt:	7,706	0
Long-term Debt:	546,094	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-236,127	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1) (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

April 21, 2025

Form C

Up to $500,000

Carbon Country, LLC ("Carbon Country," the "Company," "we," "us," or "our"), a Delaware limited liability company, is offering up to $500,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Notes") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $100,000, and the minimum investment amount per investor is $2,500.00.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at marketplace.vicinityventures.co/offers/106

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of Carbon Country's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Carbon Country has certified that all of the following statements are true in connection with this Offering:

1. Carbon Country is organized under, and subject to, the laws of a State or territory of the United States;
2. Carbon Country is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. Carbon Country is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. Carbon Country is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, Carbon Country has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. Carbon Country has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. Carbon Country (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.

EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give Carbon Country LLC's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions Carbon Country has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Carbon Country's control), and assumptions. Although Carbon Country believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, Carbon Country's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by Carbon Country in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Carbon Country undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

Carbon Country LLC will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on Carbon Country's website listed herein. Carbon Country must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Notes only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Notes. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	100,000
Maximum amount of securities being offered	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for project costs, land acquisition, and more. Further details found within in Use of Proceeds section
Voting Rights	None

As part of this Regulation Crowdfunding Offering, Carbon Country, LLC (the "Company") intends to raise up to $500,000 (the "Maximum Offering Amount") through the issuance of convertible promissory notes (the "Notes"). The Target Offering Amount is $100,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

The Notes are being offered in minimum investment increments of $2,500.00. Each Note will accrue simple interest at a rate of 8% per annum and will mature on September 30, 2028 (the "Maturity Date"), unless earlier converted or repaid in accordance with the terms of the Note Purchase Agreement. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

Upon the occurrence of certain events, including a qualified financing, sale of the Company, or the Maturity Date, the Notes and any accrued interest will automatically convert into the most senior class of equity securities of the Company, subject to conversion discounts and valuation caps as further described under "The Offering."

Proceeds from the Offering will be used primarily for the development and expansion of the Company's farmland projects—including construction of agrivoltaic (dual-use solar and agriculture) installations, regenerative farming operations, and carbon removal infrastructure—while also providing for working capital, equipment, debt service, and contingency reserves to support the Company's scalable growth model. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Membership-Based Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible investors at the time of conversion or maturity of their Convertible Notes. Bonus allocations are awarded in the form of additional equity securities ("Bonus Shares") issuable upon conversion of the Notes. Bonus Shares will be rounded down to the nearest whole share and do not represent additional capital contributions.

VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus on the equity securities issued upon conversion of their Notes. This means their Notes will convert into a total number of shares/units equal to 110% of the amount otherwise issuable. *Example: if a Note would otherwise convert into 1,000 shares/units, the investor's Note will instead convert into 1,100 shares/units for the same initial investment.*

Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the equity securities issued upon conversion of their Notes. This means their Notes will convert into a total number of shares/units equal to 105% of the amount otherwise issuable. *Example: if a Note would otherwise convert into 1,000 shares/units, the investor's Note will instead convert into 1,050 shares/units for the same initial investment.*

Investors must be active members at the time of investment to qualify. Investors may not combine or "stack" membership-based bonuses with other membership programs unless expressly stated in this Offering Statement. Bonus Shares will be issued on the same terms as the equity securities received upon conversion of the Notes, except that the purchase price for Bonus Shares will be deemed to be $0.00 and such Bonus Shares will not represent additional capital contributions.

Conversion-Only; No Cash Equivalent.
Bonus Shares are only issued if and when a Note converts into equity, including upon (i) a Qualified Financing, (ii) a Sale of the Company (if the Note converts pursuant to its terms), or (iii) automatic conversion at the Maturity Date. No Bonus Shares will be issued if a Note is repaid or prepaid in cash.

Terms; No Additional Consideration.
Bonus Shares will be issued on the same class/series and terms as the equity securities issued

upon conversion of the Notes. For avoidance of doubt, Bonus Shares are provided for no additional consideration and are effectively a discount to the investment price; fractional shares/units are not issued and are rounded down to the nearest whole share/unit

Terms. (From Convertible Note agreement)

This convertible promissory note (the "Note") is issued as part of a series of similar convertible promissory notes (collectively, the "Notes") pursuant to the terms of that certain Note Purchase Agreement (the "Agreement") dated as of August 20, 2025. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. **Payments.** All payments of interest and principal shall be made in lawful money of the United States of America. Unless previously prepaid, redeemed or converted into the equity securities of the Company as hereinafter set forth, the outstanding principal and any accrued interest shall automatically convert into equity on September 30, 2028 (the "Maturity Date"), as set forth in **Section 3(b)**.

2. **Interest.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 8.0% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. **Conversion or Redemption.**

a) If the Company shares of preferred stock in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $750,000.00, including conversion to equity of the Notes and any other indebtedness (a "Qualified Financing"), prior to December 31, 2025 then the Notes, and any interest thereon, automatically convert into the shares of the same class of stock issued pursuant to the Qualified Financing (the "Qualified Shares") at a conversion price per share equal to the ninety percent (90%) of the lowest price per share paid by purchasers of such Qualified Shares. If the Qualified Financing takes place after December 31, 2025 then the Notes, and any interest thereon, will automatically convert into Qualified Shares at a conversion price per share equal to the lesser of a) eighty percent (80%) of the lowest price per share paid by the purchasers of such Qualified Shares in the Qualified Financing, or b) the quotient resulting from dividing $10,000,000.00 by the number of shares of the Company's common equity securities immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common equity securities and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the

Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

        b)   <u>Conversion or Repayment Upon Maturity Date</u>. In the event that the Note remains outstanding on the Maturity Date, the Company may, with the consent of the Holders holding a majority of the outstanding principal of the Notes (the "Majority Holders"), elect to repay the outstanding principal balance of this Note and any unpaid accrued interest. In the absence of such consent, the outstanding principal, and any unpaid accrued interest thereon, shall automatically convert into the most senior form of stock or membership interest outstanding at the time of conversion, at a conversion price equal to the quotient resulting from dividing $10,000,000.00 by the number of outstanding shares of the Company's common stock or membership interest immediately prior to the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the Equity Securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

        c)   <u>Fractional Shares</u>. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company may, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of stock into which this Note has converted by such fraction.

        d)   <u>Sale of the Company</u>. If a Qualified Financing or repayment of the Notes has not occurred and the Company elects to consummate a Sale of the Company (defined below) while the Note are still outstanding, the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such sale of the Company and (ii) the holder of each Note shall elect by written notice to the Company at least five days prior to the anticipated closing date either (A) to have the Company pay to the Holder an aggregate amount equal to the amount of principal plus all accrued interest then outstanding under such Note, in full satisfaction of the Company's obligations under such Note or (B) that such Holder's Note shall be converted into shares of common stock or membership units at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock or membership units of the Company immediately prior to the Sale of the Company (assuming conversion of all securities convertible into common stock or membership units and exercise of all outstanding options and warrants, but excluding the shares of stock of the Company issuable upon the conversion of the Notes, other indebtedness or SAFE instruments).

        e)   For purposes of this Note: "***Sale of the Company***" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

f)   <u>Procedure for Conversion</u>. In connection with any conversion of this Note into capital stock or membership units, the Holder shall surrender this Note to the Company and deliver to the Company any additional documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock or membership units into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation.

g)   <u>Interest Accrual</u>. If a Sale of the Company or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Sale of the Company or Qualified Financing.

4.   **Prepayment**. The Company may, with the consent of the Holders holding a majority of the outstanding principal of the Notes (the "Majority Holders"), elect to repay the outstanding principal balance of this Note and any unpaid accrued interest prior to the Maturity Date, provided that the Company may not prepay this Note if any Qualified Financing or Sale of the Company is anticipated at the time of such prepayment. If a Qualified Financing or Sale of the Company is completed within one hundred and eighty (180) days of any such prepayment, Company will pay to Holder any additional amounts that Holder would have realized if a Sale of the Company had occurred during the term of this Note.

5.   **Default.** If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under **Sections 5(c)** or **5(d)**), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

a)   The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

b)   a receiver is appointed for any material part of the Company's property, the Company makes a general assignment for the benefit of creditors, or the Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation;

c)	the Company breaches any of its material obligations under the Notes or any other financing document and does not cure such breach within 20 days after written notice thereof to the Company; and

d)	the Company's managers or members adopt a resolution for the liquidation, dissolution or winding up of the Company.

6.	**Transfers.**	The Convertible Notes offered hereby are subject to significant restrictions on transfer under both federal securities laws and the Company's governing documents.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

a)	<u>Regulation Crowdfunding Restrictions.</u> These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

b)	<u>Admission of Substitute Purchaser</u>. Subject to the other provisions of this **Section 6**, a transferee of a Note may take the rights of a Purchaser, as a "<u>Substitute Holder</u>," only upon satisfaction of all of the conditions set forth below:

(i)   The Note was acquired with prior written consent of the Company (an "Approved Transfer"), which may be granted or withheld by the Company in its sole discretion; and

(ii)   The transferee of the Note (if the transferee is not already a Purchaser of a Note prior to the contemplated transfer) shall, by written instrument in form and substance reasonably satisfactory to the Company, (A) accept and adopt the terms and provisions of this NPA and (B) assumes the obligations of the transferor Purchaser under this NPA with respect to the transferred Note. The transferor Purchaser shall be released from all such assumed obligations except (Y) those obligations or liabilities of the transferor Purchaser prior to transfer arising out of a breach of this NPA by the transferor Purchaser, and (Z) in the case of a transfer to any person or entity other than another Purchaser or any of its controlled affiliates, those obligations or liabilities of the transferor Purchaser based on events occurring, arising or maturing prior to the date of transfer. Any purported transfer of a Note not in conformity with this Section 6(b)(i)-(ii) shall be null and void and of no force or effect whatever.

c)   <u>Indemnification on Transfers</u>. In the case of a **t**ransfer or attempted transfer of a Note that is not an Approved Transfer, the parties engaging or attempting to engage in such transfer shall be liable to indemnify and hold harmless the Company, its managers, officers and members, and the other Purchasers from all cost, liability, and damage that any of such indemnified person and the Company may incur (including, without limitation, incremental tax liabilities, lawyers' fees and expenses and the costs of reversing an unapproved transfer) as a result of such transfer or attempted transfer and efforts to enforce the indemnity granted hereby.

d)   The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the transfer; and

e)   Except in the case of a transfer involuntarily by operation of law, if required by the Company, the Substitute Holder (other than a transferee that was a Purchaser prior to the transfer) shall deliver to the Company evidence of the authority of such person to become a Purchaser and to be bound by all of the terms and conditions of this NPA, and the Substitute Holder and transferor Purchaser shall each execute and deliver such other instruments as the Company reasonably deems necessary or appropriate to effect, and as a condition to, such transfer.

7.   *Closing and Escrow Process.* Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the   offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

8. ***Cancellation of Investment Commitment.*** Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

9. ***Early Termination of the Offering Period.*** If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

10. ***Material Changes to the Offering.*** If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

11. ***Valuation of the Security in the Future.*** The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

12. ***Minority Ownership.*** By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment. Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

13.   *Corporate Actions of the Issuer.* Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

14.   *Certain tax considerations.* The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Mark Smtih	51%
Joshua Phelps	41%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Mark Smith
Position: Member
Dates: Feb 2024 - Current
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

- **The Clorox Company:**
  - Director, Government Affairs- International, Glad, BRITA:
    - Responsible for leading the business in establishing appropriate public policy positions and strategies for the international, GLAD and BRITA business, and coordinating the company's efforts to appropriately affect laws and rulemaking and market access issues.
    - Monitors legislative and regulatory developments and evaluates emerging public policy trends that impact the company, its facilities, products and services.
    - Responsible for maintaining effective working relationships to effectuate positive business outcomes. This includes building and maintaining a network of external contacts within the U.S. and governments of select countries; with international business and professional organizations that represent the consumer products sector; with in-country Clorox managers; and others multi-national business stakeholders.
    - Responsible for developing and implementing plans for successfully achieving specific government affairs results which advance business objectives.

Education
- **William & Mary:** BA- Government
- **Georgetown:** MBA- International Business

Name: Josh Phelps
Position: Member

Dates: Feb 2024 - Current
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
- **Friends With Benefits:**
  - DAO Council Member- Contract (Oct 2023- Present)
- **Arkive:**
  - Ambassador- Freelance (Sep 2023-Dec 2023)
  - Core Team (Feb 2022- Sep 2023)

Education
- **University of Virginia:** BA- English Literature & Language

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Mark Smith
Position: CEO
Dates: Feb 2024 - Current
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
- **The Clorox Company:**
  - Director, Government Affairs- International, Glad, BRITA:
    - Responsible for leading the business in establishing appropriate public policy positions and strategies for the international, GLAD and BRITA business, and coordinating the company's efforts to appropriately affect laws and rulemaking and market access issues.
    - Monitors legislative and regulatory developments and evaluates emerging public policy trends that impact the company, its facilities, products and services.

- Responsible for maintaining effective working relationships to effectuate positive business outcomes. This includes building and maintaining a network of external contacts within the U.S. and governments of select countries; with international business and professional organizations that represent the consumer products sector; with in-country Clorox managers; and others multi-national business stakeholders.
- Responsible for developing and implementing plans for successfully achieving specific government affairs results which advance business objectives.

Education
- **William & Mary:** BA- Government
- **Georgetown:** MBA- International Business

Name: Josh Phelps
Position: VP
Dates: Feb 2024 - Current
Full-time or Part-Time: Full Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
- **Friends With Benefits:**
  - DAO Council Member- Contract (Oct 2023- Present)
- **Arkive:**
  - Ambassador- Freelance (Sep 2023-Dec 2023)
  - Core Team (Feb 2022- Sep 2023)

Education
- **University of Virginia:** BA- English Literature & Language

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	91,900
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	91.9%

Type of security	Preferred Units
Amount outstanding	8,100
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Entitled to a **preferred return (8% per year, non-compounding)**, which must be paid before any Common Unit distributions.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	8.1%

The Company has the following debt outstanding:

Type of debt	Mortgage Loan
Amount outstanding	$519,600
Interest rate	6.00%
Describe any collateral or security	Secured by property at 1900 Sandy Point Rd, Nanjemoy, MD
Maturity date	9 May 2029
Other material terms	IO payments w/ balloon

Type of debt	Vehicle (Farm Truck)
Amount outstanding	$20,765.47
Interest rate and payment schedule	8.84%
Describe any collateral or security	The vehicle
Maturity date	1 Sep 2028
Other material terms	None

Type of debt	Vehicle (ATV)
Amount outstanding	$7,034.81
Interest rate and payment schedule	9.99%
Describe any collateral or security	The vehicle
Maturity date	15 Jun 2029
Other material terms	None

Type of debt	Vehicle (Trailer)
Amount outstanding	$1,092.98
Interest rate and payment schedule	7.52%
Describe any collateral or security	The vehicle
Maturity date	26 Jun 2025
Other material terms	None

Type of debt	Commercial Note
Amount outstanding	$270,000
Interest rate	7.50%

Describe any collateral or security	NA
Maturity date	21 January 2028
Other material terms	The loan carries a balloon structure, with a 30-year amortization schedule but a 36-month term. A late fee of 5% applies to payments made more than five days past due.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Units	8100	$405,000	Land Acquisition and project development	Sept. 2024 – Aug. 2025	Reg D 506(b)

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Josh Phelps	Co-founder	0% interest loan	$17,000
Mark Smith	CEO	0% interest loan	$6,900

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$30,000
Project Costs	94.00%	$94,000	50.00%	$250,000
Land Acquisition	0.00%	$	35.00%	$175,000
G&A + Operating Capital	0.00%	$	9.00%	$45,000
Total	**100.00%**	**$**	**100.00%**	**$**

Business Plan Description

Carbon Country is developing a scalable, land-backed model that transforms undervalued farmland into long-term income-producing assets. The company's strategy layers multiple complementary revenue streams—including food production, agrivoltaics (dual-use solar and agriculture), carbon removal, and behind-the-meter Bitcoin mining—onto farmland it owns and operates. This integrated approach creates a capital-efficient flywheel: each successful project generates cash flow, transferable tax credits, and appreciation that can be reinvested into new acquisitions. Carbon Country's seed investment was provided by K Street Capital, and the company is a founding member of the Strategy Bitcoin Hub.

The company is led by experienced co-founders. Mark Smith, CEO, brings over two decades of leadership in public policy, global business, and government affairs, with prior roles including Vice President of Government Affairs at The Clorox Company. Josh Phelps, VP, contributes extensive experience in sustainable agriculture, logistics, and blockchain innovation, including roles in global food relief and blockchain-based infrastructure. Together, the team combines policy expertise, operational execution, and systems innovation to advance a mission-driven approach to regenerative land use.

Carbon Country has already begun execution with two farm acquisitions in Southern Maryland. On its 74-acre pilot farm, construction is underway on a 5MW agrivoltaics installation designed for integrated sheep grazing. This project benefits from federal Investment Tax Credits, C-PACE financing, and USDA REAP grants, including a $420,000 commercial solar grant already awarded. These incentives reduce upfront capital needs, accelerate cash flow, and improve scalability. By designing projects that maximize eligibility for stacked incentives, the company is positioned to lower risk and enhance returns for investors.

The opportunity aligns with powerful market and policy trends. Federal and state governments are directing significant resources toward renewable energy, carbon sequestration, and climate-smart land use. Durable carbon removal methods like biochar, and energy innovations such as agrivoltaics, are rapidly gaining adoption. Additionally, Bitcoin mining allows the company to monetize excess clean energy capacity early, providing a financing solution that addresses the traditional cash flow bottlenecks of rural infrastructure projects. By combining land appreciation, multiple income streams, and transferable credits, Carbon Country is building a platform designed for compounding growth and long-term ownership.

The company's long-term vision is to scale a network of regenerative farmland projects and consolidate them into a real estate investment trust (REIT). This structure would provide investors with potential liquidity while maintaining exposure to appreciating rural infrastructure and diversified revenue streams. Carbon Country's model is rooted in tangible assets, aligned with current policy incentives, and designed to transform smallholder farms into resilient, profitable, and climate-positive enterprises.

FINANCIAL INFORMATION

Operations

The issuer does not have revenues or costs of revenues to date.

Expenses of the issuer to date have included general and administrative (2024: $141,870), depreciation (2024: $74,103), and interest (2024: $20,154).

Historical performance of the issuer has been entirely focused on preparing the assets for productive revenue production. Historic performance is not representative of expected future performance as the company begins operations and executes plans for profitability.

The reviewed financials display balance sheet activities for the year of 2024, including cash in the account at the end of 2024 in the amount of $68,464 and total non-current assets of $704,708.

Liquidity and Capital Resources

Targeted sources of capital total up to $500,000 and are estimated (subject to change) as follows:

Reg CF investment $500,000

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Note involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Note.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Note with respect thereto.

Business Risks

The Company Is a Growth Stage Company with a Limited Operating History. The Company is currently in its growth stage and has a limited financial history upon which anyone evaluating its future business operations can rely. The likelihood of the Company's success should be considered in light of the challenges, expenses, complications and delays encountered by newly formed businesses in the early stages of development.

The Company is subject to significant competition. While the Company believes it has a competitive advantage due to the quality of its product, there are a number of similar products on the market, some of which have well-established brands. The success of the Company will be dependent in part upon its ability to distinguish itself from its competitors and create a product with pricing that is well positioned competitively.

The Company is unlikely to make profit distributions for the foreseeable future. As a development stage company, the Company is not likely to distribute profits to its members or shareholders for the foreseeable future.

The Company must significantly expand in order to implement its business plan. It is anticipated that in order for the Company to successfully implement its business plan, it will need to expand significantly. There can be no assurance that the Company will be able to complete such expansion or that it will successfully manage its growth. Such expansion may place significant strain on the Company's personnel, operational and financial resources. There can be no assurance that the Company will successfully scale its personnel, procedures and controls to support operations at an increased level. Any failure in this respect would likely have a material adverse effect on the Company's business and financial condition.

The Company relies on third-party manufacturers. The Company does not own or operate its own production facilities, and relies on third-party contract manufacturers to produce its products.

Production delays, including those relating to on-going wide-spread supply chain issues, may adversely impact the Company's ability to meet delivery schedules.

The Company's growth relies on market acceptance. While the Company believes that there will be significant customer demand for its services, there is no assurance that there will be broad acceptance of the Company's services. There also may not be broad market acceptance of the Company's services if competitors offer rival services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company is dependent upon the principals of the Company. The Company will be heavily dependent upon the skills, talents, abilities and activities of the current and anticipated principals of the Company. The loss of such principals could have a significant negative impact on the business of the Company. The loss of services of any of the management team could materially and adversely impact the performance of the Company. The ability to attract, integrate, motivate and retain highly skilled personnel will also affect the Company's future potential and financial performance.

The Company may need additional capital. The Company may generate operating losses as it develops its services and expands into new markets. Therefore, the Company may need to raise additional capital in the future via other security offerings in order to more fully fund the Company's expansion, product development, sales & marketing, and advertising. However, there can be no assurance that any additional capital will be raised at a future date. If the Company does not have capital, or is not able to raise capital, in a sufficient amount to carry the Company to the point where the business is cash positive, then the Company may not be able to successfully implement its growth strategy.

The Company may be unable to protect its intellectual property. The Company cannot guarantee that it can safeguard or deter misappropriation of its intellectual property, including its trade secrets and trademarks. In addition, the Company may not be able to detect unauthorized use of its intellectual property and take appropriate steps to enforce its rights. If third parties infringe or misappropriate the Company's trade secrets, trademarks or other proprietary information or intellectual property, the Company's business could be seriously harmed.

Reliance on Government Tax Credits & Incentives. The Company relies in part on clean energy tax credits, from both state and federal government programs. If these programs are discontinued, or if there are changes to the tax code, those changes could adversely affect the Company's business plan.

Risks Related to the Structure of the Company and the Offering

An investment in the Company is a speculative investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a substantial return on their Note, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Note Purchase Agreement and Offering Risk Factors attached hereto. All prospective investors should consult with their attorney, tax advisors and business advisors prior to making an investment in the Note.

Investor will not have a right to withdraw its investment. Investor should not consider investing in the Note unless the investor is able to hold the Note for an indefinite period without the need for liquidity.

The Company's management is entitled to elimination of certain liability and indemnification, and such protections are likely to be expanded in the future. The Company has adopted bylaws that eliminate certain director and officer liability, and such bylaws may be amended, and other agreements adopted or entered into, by the Company that may include additional provisions that certain parties will be indemnified by the Company should they be made a party to any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As a result, the Company and its members may have a limited right of action against the Company's managers or officers than they would have absent these provisions.

The Note will have limited transferability. Investor is required to represent in the Subscription Agreement that he is acquiring the Note for investment and not with a view to distribution or resale, that such subscriber understands the Note are not freely transferable and, in any event, that such subscriber must bear the economic risk of investment in the Note for an indefinite period of time because: (i) the Note has not been registered under the 1933 Act or applicable state "Blue Sky" or securities laws; and (ii) Note cannot be sold unless they are subsequently registered or an exemption from such registration is available. There is no current market for the Note, nor is one expected to develop, and investors cannot expect to be able to liquidate their investment in case of an emergency.

The price of the Note is arbitrary. The purchase price of the Note has been determined primarily by the capital needs of the Company and bears no relationship to any established criteria of value such as book value or profit distributions, or any combination thereof. Further, the price of the Note is not based on past earnings of the Company.

The Offering is not registered with the Securities and Exchange Commission or state securities authorities. The Offering of the Note will not be registered with the Securities and Exchange Commission under the 1933 Act or the securities agency of any state, and are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth herein. Therefore, prospective investors will not have the benefit of review by the Securities and Exchange Commission or any state securities regulatory authority.

The Company may fail to comply with the private offering exemption. The Notes are being offered, and will be sold, in reliance upon a private offering exemption from registration provided in the 1933 Act and state securities laws. If the Company should fail to comply with the requirements of such exemption, any investors in the Company may have the right, if they so desired, to rescind their purchase of the Note. It is possible that one or more investors seeking rescission would succeed. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Note will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of members were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Note by the remaining members.

The Company will not be subject to any reporting requirements in the near future. The Company is an early-stage company and is not and does not plan to become in the near future a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). Therefore, the Company is not required to report its financial results and other results of operation on a quarterly or annual basis and the Company has no obligation to have its financial statements audited.

Exhibits:

A) Carbon Country LLC Operating Agreement
B) Convertible Note Agreement
C) Carbon Country LLC Reviewed Financials
D) Carbon Country Testing the Water's Page

A) Carbon Country LLC Operating Agreement

AMENDED AND RESTATED OPERATING AGREEMENT
OF
CARBON COUNTRY LLC

This Amended and Restated Operating Agreement (this "Agreement") of Carbon Country LLC, a Delaware limited liability company (the "Company"), is effective as of November 8, 2024 (the "Effective Date"), by and among the members identified on Schedule A (collectively, the "Members" and each, individually, a "Member").

This Agreement replaces and terminates any and all rights, responsibilities, and provisions of the Company's previous operating agreement(s), partnership agreement(s), and any other agreements with respect to the rights and responsibilities of partners, members, or other holders of any interest in the Company or its predecessor entities, including, but not limited to, the LLC Partnership Agreement, dated March 7, 2024.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby covenant and agree as follows:

SECTION 1
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.1   "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

1.2   "Affiliate" of a Person means: (i) a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person; (ii) any spouse or child of the first Person or a Person described in (i); and (iii) any trust or other entity established for the benefit of any of the Persons described in (i) or (ii). "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee, executor, or otherwise.

1.3   "Agreement" means this Operating Agreement, as amended, modified or supplemented from time to time.

1.4   "Articles of Organization" means the Articles of Organization of the Company, as amended in accordance with the Act.

1.5   "Capital Account," as further described in Section 9, means an account maintained for each Member which is equal to such Member's original Capital Contribution increased by additional Capital Contributions and, in accordance with Sections 10 and 11, such Member's share of Company profits, income, and gains and decreased by distributions and such Member's share of Company losses, expenses, and deductions.

1.6   "Capital Contribution" means the amount of cash, property or services contributed to the Company by a Member from time to time.

1.7   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding federal revenue laws.

1.8   "Common Units" means those membership interests of the Company designated as Common Units.

1.9   "Common Member" means those Members holding Common Units.

1.10   "Company" means Carbon Country LLC, a Delaware limited liability company.

1.11   "Conversion Units" means the number of Common Units issuable upon conversion of the Preferred Units then outstanding.

1.12   "Majority" means a Member or Members holding more than 50% of the Units entitled to vote issued and outstanding at any particular time, voting together as a single class.

1.13   "Manager" has the meaning set forth in Section 4.1.

1.14   "Member" means each of the undersigned listed as a member of the Company who holds a Membership Interest and Common Units and/or Preferred Units, (which holdings shall be identified on **Schedule A**) and any other Person who hereafter becomes an additional or substitute Member of the Company under this Agreement, for as long as each such Person continues to be a Member of the Company, and "Members" means the Persons who are at any particular time Members of the Company. (In the case of a Transferee of Units, that Person shall not constitute a substitute Member in respect of the transferred Units unless admitted as such under this Agreement.)

1.15   "Membership Interest" or "Interest" means the ownership interest of a Member in the Company at any particular time, expressed as a percentage of outstanding Units, including the right of such Member to any and all of the benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and of the Act. Initially, the Membership Interest of each Member shall be the Membership Interest set forth on **Schedule A**. **Schedule A** shall be updated by the Company's officers or Manager to reflect any changes in the Membership Interests of the Members resulting from transactions (including issuances) effected in accordance with the terms of this Agreement.

1.16   "Person" means an individual, a general partnership, a limited partnership, a limited liability partnership, a trust, an estate, an association, a corporation, a limited liability company, or any other legal or commercial entity.

1.17   "Preferred Units" means those membership interests of the Company designated as Preferred Units, and, in addition to having the rights of a Member, having such additional rights and preferences set forth herein.

1.18   "Preferred Unit Price" means $50.00.

1.19   "Preferred Member" means those Members holding Preferred Units.

1.20   "Prime Rate" with respect to any period shall mean the interest rate stated as being the "Prime Rate" applicable in the United States during such period as published in *The Wall Street Journal* or reported by any internet-based service (or such reasonably comparable interest rate as may be readily available if such published or reported rate designated as the "Prime Rate" is not readily available in *The Wall Street Journal* or on any such internet-based service), as such published or reported interest rate may change from time to time during such period.

1.21   "Regulations" means the federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.22   "Securities Act" means the Securities Act of 1933, as amended.

1.23   "Units" are the measuring device in which Membership Interests are issued and shall include all types, classes, and series of Units, including the Preferred Units and the Common Units; provided, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement with respect to such type, class, or series of Unit and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights. Initially, the Units of each Member shall be the Units set forth on **Schedule A**. **Schedule A** shall be updated by the Company's officers or Manager to reflect any changes in the Units of the Members resulting from transactions (including issuances) effected in accordance with the terms of this Agreement.

SECTION 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1   <u>Formation</u>. On February 12, 2024, a Certificate of Organization creating the Company as a Delaware limited liability company were filed with the State Corporation Commission of the Delaware Secretary of State in accordance with and pursuant to the Act. Except as otherwise expressly provided herein or in the Company's Articles of Organization, the rights and liabilities of the Members shall be as provided in the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern, and in the event of any inconsistency between any items and conditions contained in this Agreement and any mandatory provisions of the Act, the terms and conditions of the Act shall govern.

2.2   <u>Name</u>. The business of the Company shall be conducted under the name "Carbon Country LLC", or such other name as the Manager shall hereafter designate with the consent of a

Majority. Fictitious business name statements may be filed and published as deemed necessary by the Manager.

2.3   Principal Office. The principal office and principal place of business of the Company shall be 9805 Wilden Lane, Potomac Maryland, 20854, or at such other place as the Manager may designate. The Company may have other offices at any place or places as may be determined by the Manager.

2.4   Foreign Qualification. The Manager shall comply with the requirements to qualify the Company as a foreign limited liability company in any jurisdiction where such qualification is necessary because of the conduct of its business.

2.5   Registered Agent and Office. The Company shall at all times maintain a registered office and a registered agent as required under the Act which shall be the office and agent as stated in the Articles of Organization or as otherwise may be determined from time to time by the Manager. The initial registered agent of the Company is Harvard Business Services, Inc.

2.6   Purpose. The Company's primary business purpose is to own and operate an agriculture production, renewable energy development and carbon sequestration business through various subsidiaries. The Company may not engage in any other activity without the consent of the Majority of the Members.

2.7   Term. The Company shall continue indefinitely unless terminated in accordance with this Agreement.

SECTION 3
MEMBERS

3.1   Powers and Duties of Members. The Members in their capacity as Members shall not participate in the business and affairs of the Company, transact any business on behalf of the Company, or have any power or authority to bind or obligate the Company. The Members shall, however, be entitled to vote on those specific matters requiring Member approval expressly set forth in this Agreement, and, except as otherwise provided in this Agreement, all such votes shall require the approval of a Majority. The voting requirements for action by the Members set forth in this Section 3.1 and other Sections of this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act. The following matters shall require the approval of a Majority:

(a)   Engaging in any matters outside the ordinary course of business, including but not limited to obtaining loans;

(b)   A merger with any other business;

(c)   The dissolution or liquidation of the Company; or

(d)   The amendment of this Agreement or the Articles of Organization.

3.2   Approval of the Preferred Members. In addition to the consent of the Members required in Section 3.1, the consent of the Preferred Members holding a majority of the Preferred Units issued and outstanding shall be required to do any of the following:

(a)   Increase the number of Units which may be issued by the Company;

(b)   Alter or amend this Operating Agreement in a way that adversely effects the rights and preferences of the Preferred Units, including, but not limited to, any amendment of this Section 3.2

(c) Increase the aggregate compensation of Mark Smith and Joshua Phelps, collectively, whether in the form of guaranteed distributions, hourly wages, or salary, for services provided to the company above $300,000 per year for calendar year 2025; and in 2026 and thereafter $360,000 (subject to annual increase corresponding to the Bureau of Labor Statistics Consumer Price Index).

(d) Amending the amount of distributions required under Section 11.2(a).

3.3   Member Meetings.

(a)   Meetings of the Members may be called at any time by the Manager. A meeting of the Members shall be called by the Company on written request of the holders of at least 25% of the outstanding Units entitled to vote at such meeting. Written notice of meetings of the Members, specifying the time and place of the meeting and the purpose or purposes for which it is called, shall be given not less than 10 nor more than 60 days before the date set for the meeting. The Company shall serve notice of meetings of the Members on each Member entitled to vote at such meeting in accordance with Section 18. No business other than that specified in the notice shall be transacted at any such meeting. Meetings may be held at any time without notice if all of the Members entitled to vote at such meeting are present, or if those not present waive notice in writing either before or after the meeting. The holders of more than 50% of the outstanding Units entitled to vote at such meeting shall constitute a quorum for the transaction of business. A Member may vote or be present at a meeting either in person or by proxy; provided, however, that a proxy may only be granted to another Member and not to a third party. A Member shall be deemed to be present in person at a meeting of the Members if he is present by means of telephone, video-conferencing or any comparable arrangement.

(b)   Any action to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding the requisite number of Units for such an action.

3.4   Liability of Members. The Members shall have no individual liability whatsoever, whether to the Company, to any of the other Members or to the creditors of the Company, for the debts of the Company or any of its losses or liabilities.

3.5   Confidential Information. Each Member will have access to and become acquainted with various trade secrets and other proprietary and confidential information which are owned by the Company or its Subsidiaries (defined below) and/or which are used in the operation of the Company's or its Subsidiaries' businesses. "Trade secrets and other proprietary and confidential information" consist of, without limitation, information concerning any matters relating to the business of the Company or its Subsidiaries, any of its or their franchisers, licensers, customers, vendors, consultants, partners, suppliers, employees, customer contracts, licenses, technology, intellectual property, sales, marketing, pricing, costs, profits, strategies, finances, client or customer lists, or any other information concerning the business of the Company or its Subsidiaries; *provided, however*, "trade secrets and other proprietary and confidential information" do not include any of the foregoing items that have become publicly known or made generally available through no wrongful act of any Member, owner, employee, officer, director or Manager of the Company or its Subsidiaries or of others who were under confidentiality obligations as to the item or items involved. No Member shall disclose or use in any manner, directly or indirectly, any such trade secrets and other proprietary and confidential information, during the term of the Company or at any time thereafter and while the Member is a Member of the Company or after the Member ceases to be a Member of the Company, except as required to conduct, or in furtherance of, the Company's or its Subsidiaries' businesses or with the written consent of the Manager. For purposes of this Section 3.5, the term "Subsidiaries" shall mean all subsidiaries of the Company.

3.6 <u>Participation Right of Preferred Members</u>. If the Company or any of its subsidiaries, issues any additional equity, convertible notes, SAFEs, or debt securities (collectively, the "New Securities"), intends to offer New Securities to any investors, the terms of such offering will be provided to the Preferred Members as soon as such terms have been established, and the Preferred Members shall have the right to purchase a portion of such New Securities equal to the Preferred Member's Membership Interest on the same terms and conditions as the New Securities are offered to other investors.

SECTION 4
<u>POWERS AND DUTIES OF THE MANAGER</u>

4.1 <u>Management of Company</u>. The business and affairs of the Company shall be managed by its "Manager", who shall be elected as provided in Section 4.2. The Manager shall direct, manage, and control the business of the Company to the best of its ability and shall have full and complete authority, power, and discretion, subject to Sections 3.1 and 3.2, to make any and all decisions, and to do any and all things which the Manager deems necessary or desirable for that purpose. The Manager shall devote such of his time to the Company's business as he may, in his sole discretion, deem to be necessary to conduct said business.

4.2 <u>Number, Tenure and Qualifications</u>. The Company shall have one Manager. The Members shall be entitled to elect the Manager by plurality vote, and the Members hereby elect Mark Smith to serve as the initial Manager. The Manager shall serve until his resignation, or until he is removed by a Majority. On such death, resignation or mental incompetency or removal, a successor Manager shall be elected as provided in this Section 4.2.

4.3 <u>Liability of Manager; Duties of Manager</u>.

(a) The Manager shall have no individual liability whatsoever, whether to the Company, to any of its Members or to the creditors of the Company, for the debts of the Company or any of its losses or liabilities, except to the extent specifically set forth in the Act.

(b)   The Manager, in his capacity as such, shall be subject to the same duties and standards of conduct as a member of the board of directors of a Delaware corporation shall be subject under the Delaware General Corporation Law.

4.4   Compensation and Reimbursement of the Manager.

(a)   The Manager shall not be entitled to receive compensation for services rendered to the Company in his capacity as a Manager.

(b)   If the Company shall employ any Manager or any Affiliate thereof, then that Person shall have the right to contract and otherwise deal with the Company in connection with its business and assets. The Manager agrees that, if he or his Affiliates do provide such services, the same will be provided at rates no higher than and on terms at least as favorable to the Company as would be obtainable in an arms-length transaction.

(c)   The Manager shall be entitled to request and receive reimbursement from the Company for all properly documented reasonable expenses incurred by him in connection with Company's business, including any documented expenses incurred related to the formation and organization of the Company, such as filing and legal fees, and any accounting fees, audit expenses, or fees and costs relating to the preparation of the Company's tax filings.

4.5   Officers. The Company may have such agents and other representatives as the Manager may determine in his sole discretion. The officers of the Company may include a Chief Executive Officer, President, Secretary, Treasurer, and such other Vice Presidents and officers as the Manager may deem necessary in his sole discretion. The selection, removal, compensation, duties, terms and all other matters relating to such officers shall be within the sole power and authority of the Manager, however all officers shall be entitled to receive fair compensation for their services. Unless the authority of the agent designated as the officer in question is limited by the Manager (or the applicable act requires the approval of the Manager or the Members under this Agreement), any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority.

SECTION 5
ACTIVITIES OF MEMBERS AND MANAGER

Except as set forth in Section 3.5 and subject to the terms of any other agreement between the Company and any of the Members or the Manager, any of the Members and the Manager may engage in or possess an interest in other business ventures of every nature and description, whether or not in competition with the Company's business, independently or with others; and neither the Company nor the Members shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom.

SECTION 6
INDEMNIFICATION

6.1   Limitation of Liability. To the fullest extent permitted by the Act, as it now exists or may be later amended, in any proceeding brought by or in the right of the Company or brought by or on behalf of its Members, no Manager, officer or Member of the Company shall be liable for any amount of monetary damages to the Company or its Manager or Members arising out of a single transaction, occurrence or course of conduct. The liability of a Manager, officer or Member shall not be limited as provided in this Section 6.1, if the Manager, officer or Member engaged in willful misconduct or a knowing violation of the criminal law.

6.2   Indemnification.

(a)   The Company shall indemnify any Person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member, Manager, officer, employee or agent of the Company, or who is or was serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Person in connection with such action, suit or proceeding, if such Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that such Person's conduct was unlawful.

(b)   The Company shall indemnify any Person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Member, Manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit, if such Person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such Person has been adjudged to have been liable to the Company, unless, and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability, but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

(c)   Any indemnification under Sections 6.2(a) and (b) (unless ordered by a court) shall be made by the Company only as authorized in the specific case, on a determination that indemnification of the Person is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections. Such determination shall be made by the Manager,

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unless it was a party to such action, suit or proceeding; in which case by a Majority, excluding the Manager.

(d)   Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding on receipt of an undertaking by or on behalf of the Person seeking indemnification to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 6.2.

(e)   The indemnification and advancement of expenses provided by or granted under this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any other agreement, vote of disinterested Members or disinterested Manager, or otherwise.

(f)   The Company shall have power to purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, officer, employee or agent of the Company, or who is or was serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Section 6.2.

(g)   The indemnification and advancement of expenses provided by or granted under this Section 6.2 shall continue as to a Person who has ceased to be a Member, Manager, director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, administrators, successors and assigns of that Person.

SECTION 7
INSURANCE

The Members agree that the Company may, but shall not be required to, carry or maintain in force insurance. Any determination to carry and maintain insurance shall be made by the Manager in his or its sole discretion.

SECTION 8
MEMBER'S INTEREST AND CAPITAL

8.1   Membership Interests. Each Member's Membership Interest in the Company and the number of Units owned by such Member is set forth opposite such Member's name on **Schedule A**. The maximum number of Preferred Units that may be issued to Members shall be twenty thousand (20,000). The maximum number of Common Units which may be issued is one hundred thousand (100,000), less the number of Preferred Units issued. The maximum number of Units of all classes that may be issued at any time is one hundred thousand (100,000).

8.2   Initial Capital. Each of the Members has agreed to contribute to the Company the amount indicated on **Schedule A**. Such contributions are hereby designated as initial Capital Contributions to the Company, and on receipt will be credited to the Capital Accounts of the Members. No Member shall be entitled to interest on any Capital Contributions. No Member shall be entitled to withdraw any portion of his Capital Account except through distribution or dissolution in each case as provided herein or in the Act.

8.3   Additional Capital. Except as otherwise unanimously agreed to by the Members, no Member shall be obligated to make any additional Capital Contribution to the Company.

8.4   Guaranty of Company Indebtedness. The Members shall not be obligated to guarantee Company indebtedness, but may mutually agree to do so on a joint and several basis.

8.5   Conversion into Common Units. Each Preferred Unit may, at the option of the holder thereof, be converted into Common Units, by delivering to the Manager notice of their intent to convert the Preferred Units into Common Units. Such conversion shall take place on the date set forth in the notice of conversion. Each Preferred Unit shall convert into the number of Common Units resulting from dividing its respective Preferred Unit Price by the Conversion Price.

8.6   Adjustments to Conversion Price.

(a)   General. The initial Conversion Price for each Preferred Unit shall be the Preferred Unit Price. In order to prevent dilution of the rights of the holders of Preferred Units, the Conversion Price shall be subject to adjustment from time to time after the date of this Agreement pursuant to this Section 8.6.

(b)   Conversion Price Adjustments of Preferred Units for Certain Dilutive Issuances, Splits and Combinations. The "Conversion Price" for each Preferred Unit shall initially be the Preferred Unit Price; provided, however, that the Conversion Price shall be subject to adjustment from time to time as follows:

(1)   If the Company shall issue, on or after the Effective Date, any Additional Common Units for a consideration per Unit less than the Conversion Price in effect immediately prior to the issuance of such Additional Common Units (the foregoing, a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this Section 8.6) be reduced in accordance with the following formula:

$$CP2 = CP1 * (A+B) \div (A+C)$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP2" shall mean the Conversion Price in effect immediately after such Dilutive Issuance;

"CP1" shall mean the Conversion Price in effect immediately prior to Dilutive Issuance;

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"A" shall mean the number of Conversion Units outstanding immediately prior to such issue of Additional Common Units;

"B" shall mean the number of Common Units that would have been issued if such Additional Common Units had been issued at a price per Unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

"C" shall mean the number of such Additional Common Units issued in such transaction.

(2)   No adjustment of the Conversion Price shall be made in an amount less than one tenth (1/10) of one (1) cent per Unit. Except to the limited extent provided for in Section 8.6(b)(5)(iii) and Section 8.6(b)(5)(iv), no adjustment of such Conversion Price pursuant to this Section 8.6(b) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(3)   In the case of the issuance of Additional Common Units for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(4)   In the case of the issuance of Additional Common Units for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value as determined in good faith by the Manager.

(5)   In the case of the issuance of options to purchase or rights to subscribe for Common Units, securities by their terms convertible into or exchangeable for Common Units or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of Additional Common Units issued and the consideration paid therefor:

(i)   The aggregate maximum number of Common Units deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Units shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 8.6(b)(3) and Section 8.6(b)(4), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Units covered thereby.

(ii)   The aggregate maximum number of Common Units deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 8.6(b)(3) and Section 8.6(b)(4).

(iii) In the event of any change in the number of Common Units deliverable or in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Units or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities. Notwithstanding the foregoing, no readjustment pursuant to this Section 8.6(b)(5)(iii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such option or convertible securities or (ii) the Conversion Price that would have resulted from any issuances of Additional Common Units (other than deemed issuances of Additional Common Units as a result of the issuance of such option or convertible security) between the original adjustment date and such readjustment date.

(iv) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of Common Units (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(v) The number of Additional Common Units deemed issued and the consideration deemed paid therefor pursuant to Section 8.6(b)(5)(i) and Section 8.6(b)(5)(ii) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either of Section 8.6(b)(5)(iii) or Section 8.6(b)(5)(iv).

(6) "Additional Common Units" shall mean all Common Units issued (or deemed to be issued, pursuant to Section 8.6(b)(5) by the Company after the Effective Date, other than, in each case subject to Section 3.2, (1) the following Common Units and (2)

Common Units deemed issued pursuant to the following options and convertible securities, (clauses (1) and (2), collectively, the "Exempted Securities"):

(i)   Common Units, options or convertible securities issued as a dividend payable in units of membership in the Company or distribution on Preferred Units;

(ii)   Common Units, options or convertible securities issued by reason of a dividend payable in units of membership in the Company, split payable in units of membership in the Company, split-up payable in units of membership in the Company or other distribution on Common Units that is covered by Section 8.6(b)(7);

(iii)   Common Units, options or convertible securities issued to employees or managers of, or consultants or advisors to the Company or any of its subsidiaries pursuant to an incentive plan or other plan, agreement or arrangement approved by the Manager;

(iv)   Common Units or convertible securities actually issued upon the exercise of options or Common Units actually issued upon the conversion or exchange of convertible securities, including the Preferred Units, in each case provided such issuance is pursuant to the terms of such options or convertible securities;

(v)   Common Units, options or convertible securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Manager; or

(vi)   Common Units, options or convertible securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Manager; Common Units, options or convertible securities issued pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Manager.

(7)   Distributions. In the event the Company should at any time or from time to time after the Effective Date fix a date for the effectuation of a split or subdivision of the outstanding Common Units or the determination of holders of Common Units entitled to receive a distribution payable in additional Common Units or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, Additional Common Units (hereinafter referred to as "Common Unit Equivalents") without payment of any consideration by such holder for the Additional Common Units or the Common Unit Equivalents (including the Additional Common Units issuable upon conversion or exercise thereof), then, as of such date the Conversion Price shall be appropriately decreased so that the number of Common Units issuable on conversion of each Preferred Unit shall be increased in proportion to such increase of the aggregate of Common Units outstanding and those

issuable with respect to such Common Unit Equivalents with the number of Units issuable with respect to Common Unit Equivalents determined from time to time in the manner provided for deemed issuances in Section 8.6(b)(5).

(8)   Adjustment for Combination. If the number of Common Units outstanding at any time after the Effective Date is decreased by a combination of the outstanding Common Units, then, following the date of such combination, the Conversion Price shall be appropriately increased so that the number of Common Units issuable on conversion of each Preferred Unit shall be decreased in proportion to such decrease in outstanding Units.

(c)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Units (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 8.6), provision shall be made so that the holders of the Preferred Units shall thereafter be entitled to receive upon conversion of the Preferred Units the number of Units, or other securities or property of the Company or otherwise, to which a holder of Common Units deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 8.6 with respect to the rights of the holders of the Preferred Units after the recapitalization to the end that the provisions of this Section 8.6 (including adjustment of the Conversion Price then in effect and the number of Units purchasable upon conversion of the Preferred Units) shall be applicable after that event as nearly equivalently as may be practicable.

(d)   No Fractional Units; Certificate as to Adjustments. No fractional Units shall be issued upon the conversion of any Preferred Units and the aggregate number of Common Units to be issued to particular Members shall be rounded down to the nearest whole Unit and the Company shall pay in cash the fair market value as determined in good faith by the Manager of any fractional Units as of the time when entitlement to receive such fractions is determined. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 8.6, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Units, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price at the time in effect, and (C) the number of Common Units and the amount, if any, of other property that at the time would be received upon the conversion of a Preferred Unit.

(e)   Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price may be waived, either prospectively or retroactively and either generally or in a particular instance, with respect to a particular class of Preferred Units, by the prior written consent of the holders of at least two-thirds (2/3) of such class of Preferred Units. Any such waiver shall bind all future holders of such class of Preferred Units.

SECTION 9
CAPITAL ACCOUNTS

A Capital Account shall be established and maintained for each Member throughout the full term of the Company in accordance with the rules of Treas. Reg. §1.704-1(b)(2)(iv). Pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(b), each Member's Capital Account (a) shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code Section 752), and (iii) allocations to that Member of Company income and gain (or items thereof) pursuant to Section 10, including income and gain exempt from tax and income and gain described in Treas. Reg. §1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treas. Reg. §1.704-1(b)(4)(i); (b) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Code Section 752), (iii) allocations to that Member pursuant to Section 10 of expenditures of the Company described in Code Section 705(a)(2)(B), and (iv) allocations to that Member of Company loss and deduction (or items thereof) pursuant to Section 10, including loss and deduction described in Treas. Reg. §1.704-1(b)(2)(iv)(g), but excluding items described in clause (b)(iii) above and loss or deduction described in Treas. Reg. §1.704-1(b)(4)(i) or §1.704-1(b)(4)(iii); and (c) shall be otherwise adjusted in accordance with the additional rules set forth in Treas. Reg. §1.704-1(b)(2)(iv).

The Members' Capital Accounts shall be adjusted to reflect revaluations of Company property to the extent permitted by and in accordance with Treas. Reg. §1.704-1(b)(2)(iv)(f); provided, however, that such adjustment shall be made only if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members, or on liquidation of the Company within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(g). As indicated herein, if under Treas. Reg. §§1.704-1(b)(2)(iv)(d) or (f) property is reflected on the Company's books and in the Members' Capital Accounts at a book value that differs from the adjusted tax basis of the property, then the Members' Capital Accounts shall be adjusted in accordance with Treas. Reg. §1.704-1(b)(2)(iv)(g) to reflect allocations to the Members of depreciation, depletion, amortization, other cost recovery, and gain or loss with respect to such property as computed for book purposes (rather than the allocations of the corresponding tax items).

On the transfer of all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Treas. Reg. §1.704-1(b)(2)(iv)(l).

The manner in which Capital Accounts are to be maintained pursuant to this Section is intended to comply with the requirements of Code Section 704(b) and (c) and the Regulations. If, in the opinion of the Manager, the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section should be modified to comply with Code Section 704(b) and (c) and the Regulations, then, notwithstanding anything to the contrary contained in the preceding provisions of this Section, the Manager may alter the method in which Capital Accounts are maintained, and the Manager shall have the right to amend this Agreement without action by the Members to reflect any such change in the manner in which Capital Accounts are maintained; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between the Members.

SECTION 10
ALLOCATIONS OF PROFITS AND LOSSES

10.1   Allocations Generally. After giving effect to the special allocations set forth in Section 10.2, all items of income, expense or loss for any fiscal year shall be allocated in the following order and priority:

(a) Except as provided in Sections 10.1(b) and 10.1(c) below, and Section 15.2(b), one hundred percent (100%) of all allocations shall be made to and among the Preferred Members and Common Members, in proportion to their Membership Interest held by each Member.

(b) The Preferred Members shall be entitled to an accruing "Preferred Allocation," on a per unit basis for each Preferred Unit held by such member, equal to eight percent (8%) per annum, based on a 365-day year, beginning November 8, 2028, of then-current Conversion Price.

(c) If the allocation of losses pursuant to Sections 10.1(a)) above would result in a Member having an Adjusted Capital Account Deficit (as defined in Section 1.704-1(b)(2)(ii)(*d*) of the Regulations) at the end of any fiscal year and at such time there are other Members who will not, as a result of such allocation, have an Adjusted Capital Account Deficit, then all losses in excess of the amount which can be allocated until the foregoing circumstance occurs shall be allocated among the Members who do not have Adjusted Capital Account Deficits on a proportionate basis according to their Membership Interests until each such Member would similarly be caused to have an Adjusted Capital Account Deficit. At such time as a further allocation of losses cannot be made without causing some Member to have an Adjusted Capital Account Deficit, then all remaining losses for such fiscal year shall be allocated in accordance with the ratio described in Section 10.1(a) above.

10.2   Special Allocations.

(a)   Regulatory Allocations. The provisions of the Regulations promulgated under Code Section 704(b) relating to the qualified income offset, minimum gain chargeback, minimum gain chargeback with respect to partner non-recourse debt, the allocation of non-recourse deductions and the allocation of items of deduction, loss or expenditure relating to partner non-recourse debt are hereby incorporated by this reference and shall be applied to the allocation of Company items of income, gain, loss or deduction in the manner provided in such Regulations. However, the Members do not intend that the "deficit restoration obligation" described in Section 1.704-1(b)(2)(ii)(*c*) of the Regulations or any successor provision thereto be incorporated into this Agreement. For purposes of this Section 10.2(a), non-recourse deductions shall be allocated among the Members in proportion to their Membership Interests. On any election to adjust the tax basis of any property of the Company pursuant to Code Sections 732, 734 or 743, allocations shall be made as required to make the Capital Account adjustments provided for in Regulations Section 1.704-1(b)(2)(iv)(*m*).

(b)   Curative Allocations. The allocations set forth in Sections 10.1(b) (the first sentence) and 10.2(a) hereof (the "Regulatory Allocations") are intended to comply with certain

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requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.2(b). Therefore, notwithstanding any other provision of this Section 10.2(b) (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner determined to be appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to the Sections of this Agreement other than the Regulatory Allocations and this Section. In exercising his discretion under this Section, the Manager shall take into account future Regulatory Allocations that, although not yet made are likely to offset other Regulatory Allocations previously made.

10.3   Tax Allocations: Code Section 704(c).

(a)   Contributed Property. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of its contribution to the Company.

(b)   Revalued Property. Allocations of income, gain, loss and deduction with respect to any asset revalued in accordance with Regulations under Code Section 704 shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Code Section 704(c) and the Regulations thereunder and as required by Regulation Section 1.704-1(b)(2)(iv)(*g*).

(c)   Allocation Solely for Tax Purposes. Any elections or other decisions relating to allocations described in paragraphs (a) or (b) of this Section 10.3 shall be made by the Manager in any manner that reasonably reflects the purposes and intention of this Agreement. Allocations pursuant to this Section 10.3 are solely for purposes of federal, state and local taxes and shall not affect, nor in any way be taken into account in computing, any Member's Capital Account or share of profits, losses or other items or distributions pursuant to any provision of this Agreement.

10.4   Other Allocation Rules.

(a)   For purposes of determining the income, losses, or any other items allocable to any period, income, losses, and any such other items shall be determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share profits or losses, as the case may be, for the year.

(c)   Except as otherwise provided in this Agreement, all items of income, gain, loss or deduction for federal income tax purposes shall be allocated to the Members in the same manner as the corresponding book allocations of such items as provided in this Section 10.

10.5   Consistent Tax Reporting. Each Member hereby agrees, for state and federal income tax purposes, to report its respective share of Company items of income, gain, loss, deduction or credit in a manner consistent with the tax treatment adopted by the Company.

10.6   Tax Warranties.   Each Member agrees that no other Member has made any representations or warranties as to the treatment or characterization, for federal income tax purposes, of the contributions, distributions, or allocations hereof, except as provided for herein. Each Member understands that Company taxation and the transactions contemplated by this Agreement involve complex issues of federal income taxation and each Member has been advised to and has had the opportunity to obtain competent independent tax counsel with respect to this Agreement and the transactions contemplated hereby.

10.7   Tax Elections. All elections by the Company for federal income tax or other tax purposes shall be made by the Manager.

SECTION 11
DISTRIBUTIONS

11.1   Distributions to Pay Taxes. The Company shall to the extent cash is available distribute an amount of cash at least annually to each Member equal to the product of the amount of the taxable income that the Company has allocated to such Member (including any Code Section 704(c) allocations) in the period relevant to such distribution times the Rate. For this purpose, the Rate shall be the sum of the highest federal income tax bracket applicable to individual taxpayers (or, if higher, corporate taxpayers) for the year of any such distributions plus an additional amount based on the highest Delaware rate for state income taxes. Distributions under this Section 11.1 shall be offset against other distributions otherwise due to the distributee from the Company.

11.2   Other Distributions.

(a)   Net Cash Flow. The term "Net Cash Flow" for a fiscal year or other period of the Company shall mean (i) all cash receipts as shown on the books of the Company (excluding, however, Capital Contributions from Members and proceeds from the winding up of the Company, which shall be distributed in accordance with Section 15.2(b)), reduced by (A) cash disbursements for Company purposes, including interest and principal on loans (including loans from Members), (B) all cash reserves as reasonably determined by the Manager, and (C) cash reserved for the acquisition of property and equipment for additional projects, including through a subsidiary; plus (ii) any other funds, including amounts previously set aside for reserves now reasonably deemed available as Net Cash Flow as determined by the Manager, and (C) the Preferred Distributions set forth in Section 11.2(b) below. The preceding notwithstanding, until November 8, 2028, the Manager shall cause the Company to distribute at least twenty-five percent (25%) of its positive cash flow from any given year, and may not reserve more than seventy-five percent (75%) of Net Cash Flow for reserves, thereafter, the Manager shall cause the Company to distribute at least forty-five percent (45%) of its positive cash flow from any given year, and may not reserve more than fifty-five percent (55%) of Net Cash Flow for reserves

(b)   Preferred Distributions. Prior to any distributions to the Common Members, the Preferred Members shall be entitled to a accruing "Preferred Distribution," equal to any unpaid Preferred Allocations.

(c)   Net Cash Flow Distributions.   After giving effect to the Preferred Distributions set forth in Section 11.2(b), the Common Members shall receive a per unit distribution equal to the Preferred Distributions; thereafter, the Net Cash Flow of the Company, if any, for a fiscal year or other period shall be paid out to the Common Members and Preferred Members, on a pro rata in accordance with their respective Membership Interests.

11.3   Taxes Withheld. Unless treated as a Tax Payment Loan (as hereinafter defined), any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Regulations, or any state, local or foreign status, regulation or ordinance requiring such payment (a "Withholding Tax Act") shall be treated as a distribution to such Member for all purposes of this Agreement, consistent with the character or source of the income, profits or cash which gave rise to the payment or withholding obligation. To the extent that the amount required to be remitted by the Company under the Withholding Tax Act exceeds the amount then otherwise distributable to such Member, the excess shall constitute a loan from the Company to such Member (a "Tax Payment Loan"), which shall be payable on demand and shall bear interest from the date that the Company makes the payment to the relevant taxing authority at the Prime Rate plus one percentage point compounded monthly. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to such Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of such Member and then to the repayment of the principal of all Tax Payment Loans of such Member.

The Manager shall have the authority to take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Section 11.3. Nothing in this Section 11.3 shall create any obligation on the Manager to advance funds to the Company or to borrow funds from third parties to make any payment on account of any liability of the Company under a Withholding Tax Act.

11.4   Restrictions on Distributions. Notwithstanding anything to the contrary in Sections 11.1, 11.2 and 11.3, no distribution shall be made if, after giving effect to the distribution: (i) the Company would not be able to pay its debts as they become due in the ordinary course of business; or (ii) the fair market value of the Company's total assets would be less than the sum of its total liabilities.

SECTION 12
DETERMINATION OF CAPITAL ACCOUNTS AND TRANSFERS

Except as otherwise provided in this Agreement, whenever it is necessary to determine the balance in the Capital Account of any Member for purposes of this Agreement, such balance shall be determined after first giving effect to all allocations, for transactions effected before the time as of which such determination is made, of items of income and loss and other items allocated pursuant to Section 10, for the current year; and second, after giving effect to all distributions or deemed distributions for such year in respect of transactions effected before the date as of which such determination is to be made; and third, after giving effect to all allocations of the Company's items of income and loss for the transaction in question (that is, before giving effect to distributions or deemed distributions as a result of such transaction).

SECTION 13
ACCOUNTING AND BANK ACCOUNTS

13.1 <u>Tax Returns</u>. The Company shall cause to be prepared all tax returns and statements, if any, which must be filed on behalf of the Company with all federal, state and local taxing authorities, and shall submit such returns and statements to the Manager for his approval before filing. On approval thereof, the Company shall make timely filing thereof.

13.2 <u>Fiscal Year</u>. The fiscal year of the Company shall be the calendar year.

13.3 <u>Books and Records</u>. The books of account of the Company and the other records required to be maintained under the Act shall be kept and maintained at all times at the Company's principal place of business.

13.4 <u>Financial Statements</u>. As promptly as practicable after the end of each fiscal year, but in any event within sixty (60) days after the end of each fiscal year, the Company shall provide the Members with: (i) complete and accurate annual balance sheet, income and cash flow statements (if audited, if available, within ten (10) days after completion of the audit), and current forecasts; and (ii) the annual budget and business plan of the Company. The Company will also provide complete and accurate quarterly unaudited balance sheet, income and cash flow statements and forecasts provided to the Managers within thirty (30) days of when they are provided to the Managers.

13.5 <u>Access to Books of Account and Records</u>. On reasonable notice to the Company, all Members shall have the right at all reasonable times during usual business hours to inspect and make copies of or extracts from the records of the Company required to be provided under Section 18-305 of the Act. Such right may be exercised through any agent or employee of such Member designated by him or by an independent public accountant designated by such Member. Each Member shall bear all expenses incurred in any examination made for such Member's account. Except as provided in this Section 13.5, no Member shall otherwise be entitled to access, inspect or request information pertaining to the Company's books and records.

13.6 <u>Bank Account(s)</u>. All funds of the Company shall be deposited in the name of the Company in such bank or banks as may be deemed prudent by the Manager and checks drawn on such account(s) shall require the signature of an authorized officer or the Manager. All funds received from the operation and business of the Company shall be promptly deposited in the account(s) maintained in its name and all debts, expenses and charges shall be paid by checks drawn on such account(s). There shall be no commingling of the funds of the Company with the funds of any other entity.

13.7   Partnership Representative.

(a)   Designation and Authority of the Partnership Representative.

(i)   Generally. Mark Smith is designated as the Company's "Partnership Representative" (as such term is used herein). The Partnership Representative is authorized to represent the Company in connection with all examinations of the Company's affairs by tax authorities or any administrative or judicial tax proceedings with respect to the Company, and to expend Company funds for professional services and costs associated therewith, and the Company will reimburse the Partnership Representative for any such costs or other costs associated with carrying out his role as Partnership Representative that it incurs directly.   The Partnership Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any tax authority with respect to the Company and whether the Company will make any elections with respect to any tax assessment or proceeding, including as provided below. The Partnership Representative shall keep the Members reasonably informed of any material tax proceedings and any material action to be taken by the Company or the Partnership Representative on behalf of the Company with respect to any tax proceeding for the Company.

(ii)   Partnership Audit Procedures.   The Company shall designate, pursuant to Proposed Regulations Section 301.6223-1 (and any successor Regulations and other applicable guidance), on its United States federal income tax return for each such taxable year of the Company, the Partnership Representative as the "partnership representative" for the Company for purposes of the laws and procedures set forth in Subchapter C of Chapter 63 of Subtitle F of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, and including any successor statutes thereto or Regulations promulgated or official guidance issued thereunder (the "Partnership Audit Procedures") and shall make such corresponding designations under any corresponding provisions of applicable foreign, state, or local tax law. Without limiting the foregoing, the Partnership Representative, in his capacity as the "partnership representative," shall (i) determine all matters with respect to any examination of the Company by any taxing authority (including, without limitation, the allocation of any resulting taxes, penalties and interest among the Members and whether to make an election under Section 6226 of the Code (and any similar provision under applicable foreign, state, or local tax law) with respect to any audit or other examination of the Company) and, (ii) notwithstanding anything herein to the contrary, make such elections as it deems appropriate pursuant to the provisions of the Partnership Audit Procedures.

(b)   Obligations of Members.

(i)   Generally. Each Member and former Member agrees to cooperate, and to cause its direct and indirect owners to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any tax proceedings, in each case regardless whether then a Member or after ceasing to be a Member. Any deficiency for taxes imposed on any Member or former Member or its direct or indirect owners (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member or former Member or its direct or indirect owners as applicable, and if required to be paid (and actually paid) by the Company, such Member or former Member shall

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indemnify the Company for such amounts within 30 days of such payment by the Company, in each case regardless of whether then a Member or after ceasing to be a Member.

(ii)   Partnership Audit Procedures. At the request of the Partnership Representative, in connection with an adjustment of any item of income, gain, loss, deduction, or credit of the Company or any subsidiary entity in which the Company has an interest, directly or indirectly, each Member and former Member shall, and shall cause its direct and indirect owners, as applicable, to, promptly file one or more amended tax returns in the manner contemplated by Section 6225(c) of the Code (and any Regulations or official guidance relating thereto, and, if applicable, any corresponding or similar provisions under state or local law) and pay any tax due with respect to such returns. If the Partnership Representative makes an election for the Company pursuant to Section 6226 of the Code with respect to an imputed underpayment, each Member and former Member shall, and shall cause its direct and indirect owners, as applicable, to, comply with the requirements under such section (and any Regulations or official guidance relating thereto). At the request of the Partnership Representative, each Member and former Member shall, and shall cause its direct and indirect owners, as applicable, to, provide the Partnership Representative and the Company with any information available to such Member or former Member (or its direct or indirect owners or representatives) and with such representations, certificates, or forms relating to such Member or former Member (or its direct or indirect owners or representatives) and any other documentation, in each case, that the Partnership Representative determines, in its reasonable discretion, are necessary to modify an imputed underpayment under Section 6225(c) of the Code or the Regulations or other official guidance thereunder. In the event that any imputed underpayment is paid or payable by the Company under Section 6225(a)(1) of the Code, each Member and former Member shall indemnify the Company in an amount equal to such Member's or former Member's share (as determined by the Partnership Representative with the advice of the Company's tax counsel) of the imputed underpayment and any associated interest and penalties paid or payable by the Company; provided, however, that the Partnership Representative may determine, in its discretion, to allocate the burden of such amount to such Member without requiring payment by such Member to the Company.

(iii)   Survival of Obligations. Each Member's obligations to comply with the requirements of this Section 13.7 shall survive the Member's transfer of all or any portion of its interest in the Company, otherwise ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, to the extent applicable.

(iv)   Exculpation and Indemnification of Partnership Representative. The Partnership Representative, acting as a "partnership representative" pursuant to this Section 13.7, shall be deemed to be a manager for purposes of the Act.   The liability of the Partnership Representative shall be eliminated to the maximum extent the liability of a manager may be eliminated under Section 18-1101(e) of the Act.   In addition, the Partnership Representative shall be entitled to indemnification under Section 6.2 of this Agreement; provided, however, that such indemnification shall not require a determination that indemnification is permissible pursuant to Section 6.2(c).

SECTION 14
RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTEREST
AND RESIGNATION

14.1   Restrictions on Transfer.

(a)   No Member shall sell, assign, transfer, pledge, give, donate, create a security interest in or otherwise dispose of or encumber any portion or all of his Units (collectively, "Transfer"), except in accordance with this Section 14. No Member shall otherwise resign, withdraw or dissociate from the Company without the prior written consent of the Manager, which shall not be unreasonably withheld. Any Transfer not in accordance with this Agreement shall be void *ab initio*, other than to give rise to an action for the purported transferor's breach of this Agreement.

(b)   Except as otherwise provided in Section 14.5, no Member may Transfer any portion or all of his Units without the prior written consent of the Manager.

14.2   Transferees. Any Transfer of Units by a Person (the "Transferor") made in accordance with this Section 14 shall be effective only to give the transferee (the "Transferee") the right to receive the share of allocations and distributions to which the Transferor would otherwise be entitled, unless the Transferee is an existing Member or a Person admitted as a substitute Member as set forth below. In the event of a Transfer of Units to an existing Member, the transferee Member shall automatically be admitted as a substitute Member with respect to the transferred Units. Unless and until a Transferee is admitted as a substitute Member, the Transferee shall have no right to exercise any of the powers, rights or privileges, including voting rights (to the extent such Units are entitled to vote), of a Member hereunder or under the Act, other than to receive the Transferee's share of allocations and distributions from the Company, but shall have the same obligations, and shall be subject to the same restrictions, arising from and after the date of the Transfer that a Member holding the transferred Units would have. A Member shall cease to be a Member on assignment of all of the Member's Units, and thereafter shall have no further powers, rights, or privileges as a Member hereunder, but shall, unless otherwise relieved of such obligations by the Manager or by operation of law, remain liable for all obligations and duties incurred while a Member. A Transferee shall be admitted as a substitute Member when and if such Transferee satisfies each of the following requirements:

(a)   The Manager, in his sole discretion, shall expressly consent to such substitution in writing; provided, however, such consent shall not be required for a Transfer to an existing Member or a trust or entity solely for the benefit of and controlled by, or wholly owned by, an existing Member;

(b)   The Transferee shall expressly consent in writing to be subject to all the provisions of this Agreement in the manner set forth in Section 16.2;

(c)   The Transferor or Transferee shall have delivered to the Manager a duly executed copy of the instrument making such Transfer, and such other documents or instruments as the Manager may reasonably request, including without limitation the opinion of counsel required by Section 14.3; and

(d)   The Transferor or the Transferee shall have paid all reasonable legal fees and costs of the Company incurred in connection with the Transferee's admission as a substitute Member.

14.3   Securities Laws. In addition to the other restrictions on Transfer of Units in this Agreement, all Transfers of Units must fully comply with all federal and state securities laws. In connection with the Transfer of Units of the Company, except in a public offering registered under the Securities Act, or Rule 144 promulgated thereunder (or any similar rule then in effect), the Company may require that the selling Member or Transferee deliver to the Company an opinion of counsel which (to the Company's reasonable satisfaction) is knowledgeable in securities law matters to the effect that such Transfer may be effected without registration under the Securities Act and applicable state securities laws.

14.4   Right of First Refusal.

(a)   General; Purchase by Company. A Member or a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) of Members (individually or collectively as such a group, the "Transferring Member") holding Common Units of the Company (the "Common Members") may Transfer all or any portion of his or their Common Units which the Transferring Member may from time to time hold (the "Offered Units") to one or more third parties (the "Transferee") only if the Transferring Member first gives the Company the right of first refusal as hereinafter provided to purchase the Offered Units at the price and on terms offered by such Transferee and only during the period hereinafter set forth. Such right of first refusal shall be set forth in a written notice containing the material terms and conditions of the proposed Transfer to the Transferee, and the identity of the Transferee (the "Offer Notice") with a copy of the offer by the Transferee attached thereto, which notice shall be delivered to the Company and each remaining Member (each a "Remaining Member" and, collectively, the "Remaining Members"). Upon request of the Company or any Remaining Member, the Transferring Member shall provide such other information as reasonably required to establish the bona fide nature of the proposed Transfer. The Company shall have the option for a period of thirty (30) days after its receipt of the Offer Notice to purchase, upon the terms and conditions contained in the Offer Notice, all or, subject to the last sentence of this subsection, any portion of the Offered Units, by delivering written notice thereof specifying the number of Offered Units to be purchased (the "Acceptance Notice") to the Transferring Member prior to the expiration of such thirty (30) day period. If the Company elects to purchase the Offered Units, settlement shall be held at the principal office of the Company or at such other mutually agreeable location within thirty (30) days after Transferring Member's receipt of the Acceptance Notice. If the Transferring Member or an Affiliate of the Transferring Member is a Manager, such Person shall not vote or otherwise participate in the determination of whether to purchase the Offered Units. If the Company elects to purchase only a portion of the Offered Units, the exercise of its option shall be subject to the valid exercise by the Members holding Common Units of the Company of their options to purchase pursuant to Section 3(b) below with respect to all remaining Offered Units.

(b)   Purchase by Preferred Members. If the Company does not exercise its right of first refusal to purchase the Offered Units, the Preferred Members shall have the option for a period of thirty (30) days after the expiration of the Company's right of first refusal period (the "Company Offer Period") to purchase, upon the terms and conditions conferred in the Offer Notice, all, but not less than all of the Offered Units which the Company has not elected to purchase, provided that each Preferred Member who desires to purchase a portion of such Offered Units shall be entitled to purchase no less than that portion of such Units equal to the number of Offered Units multiplied by a fraction, the numerator of which is the number of Units owned by such Preferred Member as of the date of the Offer Notice and the denominator of which is the total number of Units owned by all Preferred Members electing to purchase a portion of the Offered Units as of the date of the Offer Notice. A Preferred Member may elect to purchase more Offered Units than the portion to which he is entitled, and in such event any such Offered Units shall be allocated among all over-electing Preferred Members on a pro rata basis based on Unit ownership to the extent of any Offered Units remaining after taking into account exercises of the Preferred Members respective minimum purchases. Each Preferred Member may exercise his rights hereunder only by written notice of acceptance specifying the number of Offered Units to be purchased (the "Member Acceptance Notice") delivered to the Transferring Member. The closing date for such purchase shall occur within ninety (90) days thereafter and shall be the same as the closing date for any purchase by the Preferred Members pursuant to Section 3(b) above if practicable. In any event, no Preferred Member shall be obligated to individually purchase any of the Offered Units.

(c) Non-Cash or Cash-Equivalent Offers. If the forms of consideration (other than cash or cash-equivalents) offered by the Transferee are such that the Company or the Remaining Members cannot, despite reasonable efforts, furnish the same form of consideration, then the Company, the Remaining Members may purchase the Offered Units for substitute consideration in a cash amount determined by agreement of such parties or by an appraisal of the value of such consideration by an appraiser to be mutually agreed upon. For all purposes of this Agreement, any appraiser called for by this Agreement must be disinterested and experienced in valuing the types of assets which are the subject of the appraisal. If the Company, the Remaining Members and the Transferring Member are unable to agree on an appraiser, then the Company, the Remaining Members and the Transferring Member shall each choose an appraiser and the two appraisers so chosen shall choose a third appraiser. Each of the appraisers shall determine a value of the consideration and the average of the two values that are closest to one another shall be the value of the consideration to be paid by the Company, the Remaining Members. The single appraiser or the three appraisers shall render their determination of value within fifteen (15) days of their appointment. The value of the consideration so determined, if delivered in good faith, is final and shall be binding on the parties. If the parties agree on an appraiser, the cost of appraisal shall be divided between them equally. If three appraisers are chosen, the Company, the Remaining Members and the Transferring Member shall pay the costs of the appraiser each has chosen and one-half of the costs of the third appraiser. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Company, the Remaining Members and the Transferring Member. Any selection of an appraiser by the Remaining Members shall be made by the Company if it is exercising its corresponding right of first refusal and otherwise by those Preferred Members who own a majority of the Preferred Units.

(d) Sale to Third Party. In the event neither the Company nor the Preferred Members exercise their respective rights of first refusal to purchase the Offered Units within the Company Offer Period, such Units may be sold to the Transferee, provided that:

(i) Such sale shall be at a price and upon terms no less favorable to the Transferring Member than those contained in the Offer Notice;

(ii) Such sale shall be closed within one hundred eighty (180) days after the postmark or delivery date of the Offer Notice; otherwise, the

Transferring Member may not subsequently sell, dispose of or otherwise Transfer the Offered Units without again complying with the provisions of this Section 3 in full;

(iii) The Transferring Member shall make available an opinion of counsel reasonably acceptable to the Company evidencing the availability of an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws for the Transfer, although the Company may, in its sole discretion, waive this requirement; and

(e)   Multiple Kinds of Units. For the purpose of this Section 14.4 and Section 14.5 below, inasmuch as Units may consist of securities, options, convertible instruments, warrants and rights, (i) all Units shall be deemed exercised or converted into Common Units and (ii) any unpaid conversion or exercise price shall be treated as a deduction to any amount due the holder of such Units.

14.5   Permitted Transfers.

(a)   Application. A Transfer pursuant to this Section 14.5 (each, a "Permitted Transfer") shall be subject to all other provisions of this Section 14, except Section 14.1(b) and Section 14.4, and no party hereto shall seek to avoid the provisions of this Agreement by making one or more Permitted Transfers and then disposing of all or any portion of such party's interest in any such transferee without complying with the requirements of this Section 14. The Transferring Member shall notify the Company in writing of such Permitted Transfer prior to effecting it.

(b)   Transfers to Family Members. Any Member who is an individual may Transfer, by lifetime sale, gift, bequest at death under the Member's last will and testament or any other means, and upon any terms dictated by such Member, all or any portion of his Units to (i) a member of such Member's Immediate Family (as defined below), (ii) any trust the sole beneficiaries of which are members of such Member's Immediate Family or (iii) any entity the sole owners of which are the Member and/or members of such Member's Immediate Family; provided, however, that no such Transfers shall be made pursuant to any divorce or separation proceeding or settlement. A Transfer proposed to be made pursuant to a divorce or separation proceeding or settlement shall be subject to Sections 14.4(a) through (e). "Immediate Family" as used herein shall mean spouse, lineal descendant, father, mother, brother or sister of the Transferring Member, including "in-laws" and adopted children. In the case of the death of a Member exercising his rights under this Section 14.5, the personal representative of such Member shall be authorized to exercise, on behalf of such Member, such Member's right to make a Transfer described in the first sentence of this Section 14.5(b), provided that such personal representative delivers to the Company written notice, within thirty (30) days after the date of such Member's death or the qualification of such personal representative if later, of its intent to Transfer such Member's Units pursuant to this Section 14.5(b), which notice shall identify the Transferee or Transferees of such Units and whether or not the Transfer is effected pursuant to the terms of such Member's will or a trust or by virtue of intestate succession. Any Member or his personal representative effecting a Transfer of Units hereunder shall provide the Company with written notice of such Transfer.

(c)   Transfers to Affiliates. Any Member which is not an individual (an "Entity Member") may Transfer by any means, and upon any terms dictated by such Entity Member, all or any portion of its Units to one or more Affiliates (as defined below) of such Entity Member. Any Entity Member effecting a Transfer of Units hereunder shall deliver to the Company and the other Members written notice of such Transfer. Solely for the purpose of this Section 14.5(c), Affiliate shall mean any individual, proprietorship, trust, estate, partnership, joint venture, association, limited liability company, corporation or other entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of at least 50% of the voting securities, by contract, or otherwise.

(d)   Repurchase of Securities. Any sales of Units to the Company pursuant to the exercise by the Company of any rights of repurchase of Units hereunder or under any restricted Units or securities purchase agreement shall constitute a Permitted Transfer.

SECTION 15
DISSOLUTION AND WINDING UP

15.1   Events Causing Dissolution. The Company will be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

(a)   A Majority agrees to dissolve the Company; or

(b)   The entry of a decree of judicial dissolution or an administrative dissolution under the Act.

The death, resignation, retirement, expulsion, bankruptcy or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not of itself dissolve the Company.

15.2   Winding Up.

(a)   Winding Up Procedures. If the Company is dissolved, then the Manager shall proceed to wind up the affairs of the Company. During the period beginning with dissolution of the Company and ending with the liquidation of the Company and the termination of this Agreement, the business and affairs of the Company shall be conducted by the Manager. During such period, the business and affairs of the Company shall be conducted so as to preserve the assets of the Company and maintain the status thereof which existed immediately before such dissolution. If any non-cash assets of the Company are sold by the Company, the purchaser may be a Member or the Manager or a group in which any Member or the Manager may have an interest.

(b)   Distributions in Liquidation.

(1)   On the dissolution and winding up of the affairs of the Company, the proceeds of liquidation shall be applied and distributed in the following order of priority:

(i)   First, to the payment of all expenses of the dissolution, winding up and liquidation;

(ii)   Section, to the payment of all debts and liabilities of the Company or to which the Company assets are subject in the order of priority as provided by law;

(iii)   Third, to the creation of such cash reserves as the Manager reasonably may deem necessary for any contingencies or any unforeseen liabilities of the Company;

(iv)   Fourth, to each of the Preferred Members, a sum equal to the Capital Contributions of each such Preferred Member plus any unpaid Preferred Returns;

(v)   Fifth, to the Common Members, until the amount distributed to each Common Unit is equal to the amount distributed to each Preferred Unit; and

(vi)   Sixth, to the Common Members and Preferred Members, on a pro rata basis.

Any cash reserves established pursuant to Section 15.2(b)(1)(iii) shall be deposited in an appropriate account for such purposes, and when the Manager determines that all contingent or unforeseen liabilities have been paid or otherwise satisfied the balance of such reserve shall be distributed in accordance with the provisions of Section 15.2(b)(1)(iv).

(2)   If there is not a pro rata distribution of each asset, asset distributions in kind shall be appraised, if necessary, so that each Member receives his proportionate share of the value of the Company's net assets, based on the Members' respective Membership Interests. It shall not be a requirement that each Member receive his proportionate share of each asset available for distribution to the Members on dissolution. If valuation of the assets of the Company cannot be agreed on, such assets shall be valued at their fair market value as determined by an independent certified appraiser with experience in appraisals of enterprises with similar assets and business to the Company. The Manager shall be required to retain such appraiser and other consultants as may be necessary and advisable, all at the expense of the Company, to advise him of their determinations of such fair market values, which determinations shall be binding on all parties to such winding-up. No Member shall have any right to demand or receive property other than cash on dissolution and termination of the Company.

(3)   A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities as to creditors.

(4)   Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and any return of his Capital Contributions thereto and share of profits or losses thereof, and shall have no recourse therefor (on dissolution or otherwise) against any other Member.

(c)   <u>Final Reports</u>. Within 90 days after the complete liquidation of the Company, the Manager shall furnish to the Members a financial statement for the period from the first day of the then current fiscal year through the date of such complete liquidation prepared by the Company's accountants. Such statement shall include a Company statement of operations for such period and a Company balance sheet as to the date of such complete liquidation.

15.3   Waiver of Right to Court Decree of Dissolution. The Members agree that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve this Company except for an action to enforce this Section 15. Care has been taken in this Agreement to provide what the Members feel are fair and just payments to a Member withdrawing from the Company for any reason. Accordingly, each Member accepts the provisions of this Agreement as to his sole entitlement on termination of his Membership Interest in the Company. Each Member hereby waives and renounces his right to seek court decree of dissolution or to seek the appointment by a court of a liquidator for the Company except for an action to enforce this Section 15.

SECTION 16
ADDITIONAL AND SUBSTITUTE MEMBERS

16.1   Admission of New Members. Subject to Section 8.1, the Manager shall have the authority at any time and from time to time to cause the Company to (i) issue additional Units, or (ii) redeem Units, in each case on such terms (including, without limitation, valuation) as the Manager deems acceptable and in the best interests of the Company in his sole discretion; provided, however, no redemption of a Member's Units may be effected without that Member's consent (unless the redemption is being effected in accordance with the terms of an agreement between the Company and that Member). The creation of any new class or group shall be reflected in an amendment to this Agreement that has been approved in accordance with Section 18.1. Any such additional Member must agree in writing to be bound by the terms of this Agreement in the manner set forth in Section 16.2 before becoming a Member.

16.2   Consent. Any consent to be subject to this Agreement shall be made in writing, in substantially the following form:

> Consent to Operating Agreement. In consideration of the [issuance] [transfer] to the undersigned of _____ Units, the undersigned does hereby consent to become a party to and be governed by all the terms of an Operating Agreement between the Company and its Members, as amended from time to time (the "Agreement"). For purposes of the Agreement, I shall be considered a Member, as defined therein.

16.3   Allocations to New Members. No additional or substitute Member shall be entitled to any retroactive allocation of losses, income or expense deductions of the Company. The Manager may, at its option, at the time an additional or substitute Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to an additional or substitute Member for that portion of the Company's tax year in which an additional or substitute Member was admitted, in accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder.

SECTION 17
NOTICES

All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed given (i) when delivered in person, (ii) three days after having been sent by certified U.S. mail, return receipt requested, postage prepaid, (iii) when delivered by a nationally recognized overnight delivery service or (iv) when sent by facsimile or electronic mail, provided that a confirmation copy is sent via a nationally recognized overnight delivery service on the same business day, to the Members at their addresses as shown from time to time on the records of the Company or to the Company at the address of its principal office.

SECTION 18
MISCELLANEOUS

18.1   Amendment. This Agreement shall be amended only with the written consent of a Majority. Notwithstanding the foregoing, **Schedule A** may be updated by the Company's officers or the Manager from time to time to reflect the then current status of the information contained thereon (based on transactions (including issuances) effected in accordance with the terms of this Agreement), and such update shall not be considered an amendment to this Agreement.   The preceding notwithstanding, Sections 3.2, 10.1(a), 11.2(b), and 15.2(b) this Agreement may not be amended without the consent of the Preferred Members holding a majority of the Preferred Units then-outstanding.

18.2   Inurement. This Agreement shall be binding on, and inure to the benefit of, all parties hereto, their heirs, personal representatives, successors and assigns to the extent, but only to the extent, that assignment is made in accordance with, and permitted by, the provisions of this Agreement.

18.3   Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof. It supersedes any prior agreement or understandings between any of them relating to the subject matter hereof.

18.4   Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to conflict of law principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against any of the parties only in the courts of the State of Delaware, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties consent to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and hereby irrevocably waives any objection to such jurisdiction and venue. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Unless stated otherwise, all remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either party at law, in equity, or otherwise.

18.5   Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision thereof.

18.6   Severability. If any provision of this Agreement, or the application of such provision to any person or circumstances shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected hereby.

18.7   Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original but all of which shall constitute one and the same instrument.

18.8   Number; Gender. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders.

18.9   Waiver. No waiver by any party of any condition or of the breach by the other of any term or covenant contained in this Agreement shall be effective unless in writing and signed by the aggrieved party. A waiver by a party hereto in any one or more instances shall not be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term or covenant set forth in this Agreement. Moreover, the failure of any party to exercise any right hereunder shall not bar the later exercise thereof.

18.10   Company Losses Due to Member's Litigation. If the Company is made a party to any litigation or otherwise incurs any losses or expenses as a result of or in connection with any Member's obligations or liabilities unconnected with the Company's business, then such Member shall reimburse the Company for all such expenses incurred, including attorneys' fees, and the interest of such Member in the Company may be charged therefor.

18.11   Equitable Remedies. The rights and remedies of the parties hereunder shall not be mutually exclusive, *i.e.*, the exercise of rights granted under any provisions hereof shall not preclude the exercise of any other provisions hereof. The parties confirm that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, without the necessity of posting a bond, but nothing herein contained is intended to, nor shall it, limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other for a breach or threatened breach of any provision hereof, it being the intention by this subsection to make clear the agreement of the parties that the respective rights and obligations of the parties hereunder shall be enforceable in equity as well as at law or otherwise.

18.12   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company. The specific intent of the undersigned is that there shall be no third-party beneficiaries of this Agreement.

18.13   Execution of Additional Instruments. Each party agrees to perform any further acts and to execute and deliver any additional documents which may be reasonably necessary to carry out the provisions and intent of this Agreement.

18.14 <u>Attorney's Fees</u>. In any action at law or in equity to enforce any of the provisions or rights under this Agreement, the unsuccessful party to such litigation as determined by the court in a final judgment or decree shall pay the successful party or parties all costs, expenses and reasonable attorney's fees incurred therein by such party or parties (including, without limitation, such costs, expenses and fees on any appeals), and if such successful parties shall recover judgment in any action or proceeding, such costs, expenses and attorney's fees shall be included as part of such judgment.

18.15 <u>Legal Counsel</u>. This Agreement has been prepared by In-House Legal Services, PLLC dba Kaleo Legal (the "Firm"), as counsel to the Company, after full disclosure of its representation of the Company to the Members. Each Member has reviewed the contents of this Agreement and fully understands its terms. Each Member acknowledges that he is fully aware of his right to the advice of counsel independent from that of the Company, that the Firm has advised him of such right and disclosed to him the risks in not seeking such independent advice, and that he understands the potentially adverse interests of the parties with respect to this Agreement. Each Member further acknowledges that no representations have been made with respect to the income or estate tax or other consequences of this Agreement to him and that he has been advised of the importance of seeking independent advice of counsel with respect to such consequences.

<center>[SIGNATURE PAGE TO FOLLOW]</center>

IN WITNESS WHEREOF, each of the parties hereto has executed and delivered this Operating Agreement of Carbon Country LLC as of the day and year first above written.

COMPANY:

Carbon Country LLC

Signed by:

By: Mark Smith

Mark Smith, Manager

MEMBERS:

if an individual:

Gene McKenzie

[Printed or Typed Name(s)]

DocuSigned by:

By: Gene McKenzie

(Signature)

By: ______________________________

(Signature, if joint owner)

if an entity:

____

[Printed or Typed Entity Name]

By: ______________________________

(Signature)

Name: ______________________________

Title: ______________________________

SCHEDULE A

MEMBERS,
INITIAL CAPITAL AND MEMBERSHIP INTERESTS
(effective as of 3/27/2025)

Member	Agreed Value of Initial Capital Contribution,	Number & Class of Units	Membership Interest	
Mark Smith		51,000 Common Units	51.00%	Initial MS
Joshua Phelps		42,350 Common Units*	42.35%	Initial JP
K Street Capital Investments LLC CY-1	$267,500	5350 Preferred Units	5.35%	
Nick George	$10,000	200 Preferred Units	.2%	
Thomas McLeod	$5,000	100 Preferred Units	.1%	
Jason McKitrick	$5,000	100 Preferred Units	.1%	
Tim Smigelski	$25,000	500 Preferred Units	.5%	DS GM
Gene McKenzie	$25,000	500 Preferred Units	.5%	
Preferred Unit Investors		Up to 12,350	Up to 12.35%	
TOTAL	**$**		**100.000%**	

* Joshua Phelps has agreed to surrender up to 20,000 units as preferred units are issued to new members.

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of Preferred Units of the Company on or about the date of the Agreement. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in <u>Section 2</u> of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in <u>Section 2</u> of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

<u>Section 2.2(b)</u>

Mark Smith	51,000 Common Units
Joshua Phelps	46,340 Common Units*

* Joshua Phelps has agreed to surrender up to an additional 17,340 Common Units as Preferred Units are issued to new members.

<u>Section 2.13</u>

The Company has a mortgage on its property located at 1900 Sandy Point Rd, Nanjemoy, MD 20662.

B) Convertible Note Agreement

THIS NOTE AND THE SHARES OF STOCK ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED UNLESS THERE EXISTS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS OR THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SALE, PLEDGE, HYPOTHECATION OR TRANSFER IS EXEMPT FROM REGISTRATION.

THE SHARES OF STOCK ISSUABLE UPON THE CONVERSION OF THIS NOTE WILL BE SUBJECT TO THE TERMS OF THE COMPANY'S OPERATING AGREEMENT, A COPY OF WHICH MAY BE EXAMINED AT THE COMPANY'S PRINCIPAL OFFICE. NO TRANSFER OF THE SHARES ISSUABLE UPON CONVERSION OF THIS NOTE WILL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND PROVISIONS OF THE COMPANY'S OPERATING AGREEMENT HAVE BEEN COMPLIED WITH IN FULL.

______________________ ________________________

[PRINCIPAL VALUE] Potomac, MD

Convertible Promissory Note

For value received, Carbon Country, LLC, a Delaware limited liability company (the "Company"), hereby promises to pay to the order of ______________________________________ (the "Holder") principal sum indicated above together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the "Note") is issued as part of a series of similar convertible promissory notes (collectively, the "Notes") pursuant to the terms of that certain Note Purchase Agreement (the "Agreement") dated as of August 21, 2025. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. **Payments.** All payments of interest and principal shall be made in lawful money of the United States of America. Unless previously prepaid, redeemed or converted into the equity securities of the Company as hereinafter set forth, the outstanding principal and any accrued interest shall automatically convert into equity on September 30, 2028 (the "Maturity Date"), as set forth in **Section 3(b)**.

2. **Interest.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 8.0% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. **Conversion or Redemption.**

a) If the Company shares of preferred stock in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $750,000.00, including conversion to equity of the Notes and any other indebtedness (a "Qualified Financing"),

prior to December 31, 2025 then the Notes, and any interest thereon, automatically convert into the shares of the same class of stock issued pursuant to the Qualified Financing (the "Qualified Shares") at a conversion price per share equal to the ninety percent (90%) of the lowest price per share paid by purchasers of such Qualified Shares. If the Qualified Financing takes place after December 31, 2025 then the Notes, and any interest thereon, will automatically convert into Qualified Shares at a conversion price per share equal to the lesser of a) eighty percent (80%) of the lowest price per share paid by the purchasers of such Qualified Shares in the Qualified Financing, or b) the quotient resulting from dividing $10,000,000.00 by the number of shares of the Company's common equity securities immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common equity securities and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

b)   Conversion or Repayment Upon Maturity Date. In the event that the Note remains outstanding on the Maturity Date, the Company may, with the consent of the Holders holding a majority of the outstanding principal of the Notes (the "Majority Holders"), elect to repay the outstanding principal balance of this Note and any unpaid accrued interest. In the absence of such consent, the outstanding principal, and any unpaid accrued interest thereon, shall automatically convert into the most senior form of stock or membership interest outstanding at the time of conversion, at a conversion price equal to the quotient resulting from dividing $10,000,000.00 by the number of outstanding shares of the Company's common stock or membership interest immediately prior to the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the Equity Securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

c)   Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company may, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of stock into which this Note has converted by such fraction.

d)   Sale of the Company. If a Qualified Financing or repayment of the Notes has not occurred and the Company elects to consummate a Sale of the Company (defined below) while the Note are still outstanding, the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such sale of the Company and (ii) the holder of each Note shall elect by written notice to the Company at least five days prior to the anticipated closing date either (A) to have the Company pay to the Holder an aggregate amount equal to the amount of principal plus all accrued interest then outstanding under such Note, in full satisfaction of the Company's obligations under such Note or (B) that such Holder's Note shall be converted into shares of common stock or membership units at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock or membership units of the Company immediately prior to the Sale of the Company (assuming conversion of all securities convertible into common stock or membership units and exercise of all outstanding options and warrants, but excluding the shares of stock of the Company issuable upon the conversion of the Notes, other indebtedness or SAFE instruments).

e)   For purposes of this Note: "*Sale of the Company*" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

f)   Procedure for Conversion. In connection with any conversion of this Note into capital stock or membership units, the Holder shall surrender this Note to the Company and deliver to the Company any additional documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock or membership units into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation.

g)   Interest Accrual. If a Sale of the Company or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Sale of the Company or Qualified Financing.

4.   **Prepayment**. The Company may, with the consent of the Holders holding a majority of the outstanding principal of the Notes (the "Majority Holders"), elect to repay the outstanding principal balance of this Note and any unpaid accrued interest prior to the Maturity Date, provided that the Company may not prepay this Note if any Qualified Financing or Sale of the Company is anticipated at the time of such prepayment. If a Qualified Financing or Sale of the Company is completed within one hundred and eighty (180) days of any such prepayment, Company will pay to Holder any additional amounts that Holder would have realized if a Sale of the Company had occurred during the term of this Note.

5.   **Default.** If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under **Sections 5(c)** or **5(d)**), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

b) a receiver is appointed for any material part of the Company's property, the Company makes a general assignment for the benefit of creditors, or the Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation;

c) the Company breaches any of its material obligations under the Notes or any other financing document and does not cure such breach within 20 days after written notice thereof to the Company; and

d) the Company's managers or members adopt a resolution for the liquidation, dissolution or winding up of the Company.

7. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

8. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. Any claim or dispute relating to, or arising from, this Note shall be subject to the exclusive jurisdiction of the courts of the State of Delaware and/or the United States District Court for the District of Delaware. All Parties irrevocably consent to personal jurisdiction in any such venue.

9. **Parity with Other Notes**. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

10. **Modification; Waiver.** Any term of this Note may be amended, or any term thereof waived, with the exception of the interest rate set forth in Section 2, the definition of a Qualified Financing, and the conversion valuations with respect to a Qualified Financing, at the Maturity Date or in the event of a Sale of the Company, as set forth in Section 3, with the written consent of the Company and the Majority Holders. Any such modification shall apply to all Notes, and all Holders. The interest rate, the definition of a Qualified Financing, and the conversion valuations with respect to a Qualified Financing, at the Maturity Date or in the event of a Sale of the Company, may only be amended with respect to an individual Note with the consent of the Company and the individual Holder and shall apply only to those Holders that provide such consent.

11. **Assignment.** This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid

solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

        12.   **Notices**. Any notices required to be delivered pursuant to the terms of this Note shall be in writing and sent to the following addresses:

If to Holder:	_____
	_____
	_____
	_____

If to Company: Carbon Country, LLC
                                 c/o Mark Smith
                                 9805 Wilden Ln
                                 Potomac, MD 20854

With a copy to: Michael McCollum, Esq.
                                 Kaleo Legal
                                 4456 Corporation Lane, Suite 135
                                 Virginia Beach, VA 23462

Notices shall be deemed to have been delivered (i) if sent by U.S. Mail, postage prepaid, return receipt requested, on the third day after deposit, (ii) if sent by nationally recognized overnight courier service, on the date actually delivered as indicated by such courier service, (iii) if sent by email, on the first business day after transmission, or (iv) if delivered by personal delivery, on the date of actual delivery.

        13.   **Restrictions on Transfer**. This Note and the shares of stock or membership units in the Company issuable upon conversion hereof may not be sold, pledged, hypothecated, or transferred unless there exists an effective registration statement under the Act and all applicable state securities laws or the transferor has provided to the Company an opinion of counsel, reasonably satisfactory to the Company, that such sale, pledge, hypothecation or transfer is exempt from registration under the Act and all applicable state securities laws and the Company consents to such sale, pledge, hypothecation, or transfer in writing. The shares of stock or membership units in the Company issuable upon conversion hereof will be subject to certain restrictions, limitations, rights of first refusal and other terms and conditions set forth in the Operating Agreement, as may be amended from time to time.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have signed this Convertible Promissory Note as of the date written above.

Principal Amount _____

The COMPANY

      CARBON COUNTRY, LLC

      BY: _____   Date: _____
        Mark Smith, President

The HOLDER

(if an individual)

   Signature: _____

   Print Name:_____

(if an entity)
[ENTITY NAME]

By: _____

Name: _____

Title: _____

C) Carbon Country LLC Reviewed Financials

Carbon Country LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Carbon Country LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 21, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	68,464
Digital Asset	646
Inventory	8,000
Total Current Assets	77,110
Non-current Assets	
Vehicle, Equipment, Buildings, and Land, net of Accumulated Depreciation	704,708
Total Non-Current Assets	704,708
TOTAL ASSETS	781,818
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Notes Payable	7,706
Total Current Liabilities	7,706
Long-term Liabilities	
Notes Payable	546,094
Total Long-Term Liabilities	546,094
TOTAL LIABILITIES	553,799
Commitments and Contingencies (See Note 4)	
EQUITY	
Member's Contributions	464,146
Accumulated Deficit	(236,127)
Total Equity	228,019
TOTAL LIABILITIES AND EQUITY	781,818

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 2/12/2024 (Inception)	-	-	-
Capital Contributions	464,146	-	464,146
Net Income (Loss)	-	(236,127)	(236,127)
Ending Balance 12/31/2024	464,146	(236,127)	228,019

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	141,870
Depreciation	74,103
Total Operating Expenses	215,973
Operating Income (loss)	(215,973)
Other Expense	
Interest Expense	20,154
Total Other Expense	20,154
Earnings Before Income Taxes	(236,127)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(236,127)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(236,127)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	74,103
Inventory	(8,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	66,103
Net Cash provided by (used in) Operating Activities	(170,024)
INVESTING ACTIVITIES	
Fixed Assets	(778,811)
Digital Asset	(646)
Net Cash provided by (used by) Investing Activities	(779,457)
FINANCING ACTIVITIES	
Proceeds from Notes Payables	553,799
Proceeds from Capital Contributions	464,146
Net Cash provided by (used in) Financing Activities	1,017,945
Cash at the beginning of period	-
Net Cash increase (decrease) for period	68,464
Cash at end of period	68,464

Carbon Country LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Carbon Country LLC ("the Company") was formed in Delaware on February 12th, 2024. The Company is focused on transforming underutilized farmland into resilient, income-generating ecosystems by integrating agrivoltaics, carbon removal, and cryptocurrency mining. The Company creates value through renewable energy, regenerative agriculture, and carbon credits while promoting rural economic empowerment and community-based land ownership.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Digital Asset

As of December 31st, 2024, the Company held approximately $646 in Bitcoin. The Company accounts for Bitcoin as a crypto asset under ASU 2023-08, which requires measurement at fair value with changes recognized in earnings. Bitcoin is classified as a non-cash, indefinite-lived intangible asset and is presented separately on the balance sheet. Fair value is determined based on quoted prices in active markets

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Vehicles	5	59,073	(39,776)	-	19,297
Equipment	5-7	41,697	(27,611)	-	14,086
Buildings	39	419,088	(6,716)	-	412,372
Land	Infinite	251,453	-	-	251,453
Grand Total	**-**	**771,311**	**(74,103)**	**-**	**697,208**

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company received a signed purchase agreement from an investor to purchase 2,590 Preferred Units for total proceeds of $129,500. As of December 31, 2024, the agreement had not been executed and no funds had been received. Accordingly, the commitment did not meet the criteria for recognition as an asset or receivable under U.S. GAAP, as there was no legally enforceable right to receive payment as of the balance sheet date. The transaction closed in February 2025.

NOTE 5 – LIABILITIES AND DEBT

On May 9, 2024, the Company entered into a commercial balloon note totaling $525,000, secured by property located at 1900 Sandy Point Road, Nanjemoy, MD. The note bears interest at 6.00% per annum, with monthly interest-only payments of $2,598 commencing June 9, 2024. The unpaid principal and any accrued interest are due in full on May 9, 2029.

In July of 2024, the Company entered into a vehicle financing agreement to acquire a farm truck for business use. The total amount financed was $22,484, with monthly payments of $532 over a 51-month term, beginning July 1, 2024. The loan bears an annual percentage rate (APR) of 8.84%, with total scheduled payments of $27,146. The total sale price, including a $10,000 down payment, is $37,146. The loan includes a $3,800 service contract and additional fees totaling $3,972. The balance of the loan was $20,765 as of December 31st, 2024.

In July of 2024, the Company entered into a financing agreement to acquire an ATV vehicle. The total amount financed was $5,887, with monthly payments of $159 over a 60-month term, beginning July 15, 2024. The agreement carries a 9.99% annual percentage rate (APR), with total scheduled payments of $9,518. The total sale price, including a $7,000 down payment, was $16,518. The balance was $7,035 as of December 31st, 2024.

The Company entered into a loan in order to purchase a trailer for which they received $2,499. The loan accrued interest at 7.52% had an outstanding balance of $999 as of December 31st, 2024. The loan was repaid in full in early 2025.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	7,706
2026	6,707
2027	6,707
2028	6,373
2029	526,308
Thereafter	-

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Mortgage Loan	525,000	6%	5/9/2029	-	525,000	525,000	18,186
Farm Truck Loan	22,484	8.84%	9/1/2028	5,275	15,491	20,765	1,475
ATV Loan	7,467	9.99%	6/15/2029	1,432	5,603	7,035	400
Trailer Loan	2,499	7.52%	6/26/2025	999	-	999	94
Total				7,706	546,094	553,799	20,154

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2025, the date these financial statements were available to be issued.

On January 21, 2025, the Company entered into a commercial balloon note totaling $270,000, bearing interest at 7.50% per annum. The note is repayable in monthly installments of $1,887.88 beginning February 21, 2025, and continuing on the 21st of each month through January 21, 2028. The remaining principal and any unpaid interest are due in full at maturity on January 21, 2028. The loan carries a balloon structure, with a 30-year amortization schedule but a 36-month term. A late fee of 5% applies to payments made more than five days past due.

Two related parties loaned the Company $17,000 and $6,900. The loans do not accrue interest and are expected to be repaid after the next fund raise in 2025.

In February 2025, the Company closed on an investment of $129,500 for the issuance of 2,590 Preferred Units. See Note 4 for additional details.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

D) Carbon Country Testing the Water's Page


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Carbon Country

Regulation Crowdfunding



Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Carbon Country Convertible Note Round:

Interest Rate: 8%
Discount Rate: 10% if conversion occurs before end of year, 20% after
Valuation Cap: $10M

INDICATE INTEREST

Start Date August 21, 2025
End Date October 15, 2025

The Deal   Shop Talk   Local Buzz

♡ **INDICATE INTEREST**

Our Story

Overview

Investment Summary

Our People

Why fund our local story

- **A scalable, land-backed model built for compounding growth:** Carbon Country isn't

flipping projects - it's acquiring undervalued farmland and transforming it into long-term income producing assets. By layering food production, clean energy, carbon removal, and Bitcoin mining on each site, the model creates a capital-efficient flywheel: each successful project generates cash flow, tax credits, and appreciation that fuel the acquisition and improvement of the next. The company's anchor seed investor is K Street Capital and they are inaugural members of the Strategy Bitcoin Hub.

- **Led by seasoned founders with diverse, mission driven backgrounds:** Mark Smith brings two decades of experience in public policy, global business, and government affairs, while Josh Phelps blends a background in grassroots organizing, sustainable agriculture, and blockchain innovation. Their combined expertise fuels a shared vision for transforming rural land use through regenerative practices, energy innovation, and community development.

- **Transforming the economic viability of smallholder farms:** Carbon Country is building a replicable model that helps small farms not just survive, but thrive. By layering agrivoltaics and carbon removal onto pastureland, they unlock new, sustainable revenue stream swhile keeping farms rooted in their communities - producing food, clean energy, and climate solutions side by side.

Documents
Risks
Disclosures

- **Innovative agrivoltaics pilot underway in Southern Maryland:** Carbon Country already owns two farms in Southern Maryland. On its 74-acre pilot farm, it has initiated construction on the first phase of a 5MW dual-use solar installation designed for integrated sheep grazing. This pilot benefits from federal tax incentives and C-PACE financing, demonstrating how small farms can reduce costs, generate clean energy, and improve land health while unlocking significant long-term revenue streams.

- **Unlocking powerful federal and state incentives to boost returns and reduce risk:** Carbon Country strategically sites its projects to maximize eligibility for federal and state tax benefits, including the Investment Tax Credit (up to 60% of project costs), USDA REAP grants, and C-PACE financing. The company has already secured a $420K commercial solar grant from MD. These incentives are non-dilutive, lower upfront capital needs, and also create immediate value (for example transferable tax credits) - enhancing early cash flow and accelerating project scalability.

Overview

The Problem

Across the United States, smallholder and family farms are facing an accelerating crisis as agriculture becomes more industrialized. Decades of consolidation, price volatility, and rising operational costs have eroded margins for traditional agricultural producers. At the same time, land that could be producing long-term value is often underutilized, degraded, or at risk of being sold for development. These challenges are not just financial, they are cultural and ecological. As small farms disappear, so too do local food systems, rural employment opportunities, and community resilience. In parallel, the global demand for clean energy, carbon sequestration, and sustainable agriculture

continues to grow. Governments and private markets are channeling billions of dollars into renewable infrastructure, carbon removal technologies, and climate-smart land use. Yet many rural communities are struggling to translate policy and investment trends into tangible local benefit. There is a disconnect between the resources being mobilized for climate solutions and the people who own and work the land.

The Solution

Carbon Country is bridging that gap. The company is building a new model that turns underperforming farmland into highly productive, resilient, and profitable multi-use assets. The core of the strategy is a scalable model that layers agrivoltaics, regenerative livestock grazing, carbon removal, and digital finance tools like Bitcoin mining onto land that the company owns and operates directly. Each site is designed to function as an integrated system. Solar panels provide energy and shade for rotationally grazed livestock. Grazing reduces vegetation management costs, improves soil health, and creates premium meat products. Carbon is sequestered through deep-rooted perennial grasses and the production and application of biochar. The biochar facility's waste heat is turned into baseload electrical energy. Behind-the-meter Bitcoin mining captures excess solar capacity and turns it into immediate working capital, offering a novel solution to the financing bottlenecks that plague most infrastructure and agricultural projects.

This multi-layered approach transforms traditionally low-margin and undervalued farmland into high-yield rural infrastructure with multiple uncorrelated income streams. By integrating energy, agriculture, carbon removal, and digital finance into a single operating model, the company is creating a new class of regenerative real estate that is productive, resilient, and designed for long-term ownership. Because Carbon Country owns the underlying land, each project generates not only cash flow but also asset appreciation and collateral value. This structure enables the company to reinvest profits and leverage tax incentives to acquire additional properties. As more sites are developed, the platform

becomes self-reinforcing. Each successful project strengthens the financial base for the next, allowing the portfolio to expand efficiently and sustainably. Over time, Carbon-Country aims to build a large-scale network of properties and combine them into a REIT structure that will produce food, energy, and measurable climate benefits, all while growing in long-term value.


Our vision
Transform the economic viability and sustainability of small farms by combining agrivoltaics (solar over rotational grazing of sheep), carbon removal and crypto mining to turn pastureland into a uniquely valuable real asset.
We are assembling a portfolio of pastureland that will generate income from the essential commodities of today and tomorrow: food, renewable energy, carbon and bitcoin.

The Opportunity

Carbon Country sits at the intersection of several powerful and accelerating trends. The agrivoltaics market is growing rapidly, driven by a shift in federal energy policy and increasing recognition that farmland and solar do not need to compete. Carbon removal is gaining momentum, especially for durable solutions like biochar that can sequester carbon for centuries. Rural communities are exploring new models for local resilience, and programs like the Inflation Reduction Act, USDA REAP, and state-level incentives are unlocking unprecedented levels of public funding for energy and climate projects.

Bitcoin mining, often misunderstood, becomes a powerful financial tool when paired with cheap, clean energy at the source. It allows early-stage projects to monetize energy before grid interconnection is complete or power purchase agreements are finalized. This helps solve the early cash flow challenge and can serve as collateral for additional financing.

Carbon Country's model turns all of these trends into a unified investment thesis: acquire undervalued land, build multi-layered infrastructure on it, and use stacked revenue and tax incentives to scale rapidly. The strategy is designed to be capital efficient, deeply rooted in real assets, and aligned with long-term ownership and impact.



Policy Advantage

Carbon Country's business model is deeply aligned with current federal and state policy priorities focused on clean energy, rural development, and climate resilience. By structuring projects to fully leverage tax incentives and grant programs, the company is able to significantly reduce capital costs, accelerate cash flow, and expand more quickly and efficiently than traditional land or energy projects.

Stacked Incentives in Action

Carbon Country selects and develops sites that qualify for the **Federal Investment Tax Credit (ITC)**, covering up to 60 percent of total project costs including land. The ITC is stackable and transferable, with bonus credits available for projects that meet-prevailing wage standards, use domestic materials, and are located in disadvantaged or energy transition communities. The credits can be sold at approximately 90 cents on the dollar, generating early non-dilutive cash for reinvestment. In addition to the ITC, the company is applying for the **USDA REAP Grant**, which offers up to $1 million in matching funds per year for renewable energy and efficiency projects. Carbon Country has already filed for $2 million in funding for a 594 kW agrivoltaics system and plans to file for a $3.4 million biochar initiative in the next USDA window. Carbon Country also benefits from **C-PACE (Commercial Property Assessed Clean Energy) financing**, which allows for long-term loans covering up to 30 percent of a project's stabilized value. These loans are tied to the property, not the business, and are repayable through property taxes—providing low-risk leverage to fund solar and biochar infrastructure. In Maryland and other supportive states, up to 40 percent of PACE loans can be forgiven for projects located in qualifying zones.

Impact of Recent Policy Changes on Key Incentives

While these programs represent a major tailwind, changes to the ITC in the Big-Beautiful Bill have increased the urgency to move quickly on the solar aspect of the strategy. By deploying 5% of project costs in the next 12 months Carbon Country can safe-harbor valuable tax credits. While it increases the need to move quickly on the solar side, the bill also helped our strategy by adding 2 years to ITC incentives for the biochar and battery storage projects. Carbon Country's ability to navigate and optimize this evolving policy landscape is not only a core competitive advantage—it is a key reason this model can scale quickly, efficiently, and responsibly.

Time-Sensitive Opportunity
Carbon Country's business model is designed for steady, compounding growth through the acquisition and transformation of undervalued farmland into high-performing regenerative assets. As each site is developed, it generates revenue, tax credits, and appreciation that are reinvested into new acquisitions, creating a self-sustaining growth engine.

The long-term plan is to consolidate these properties into a real estate investment trust (REIT), offering investors a path to liquidity while maintaining long-term exposure to cash-generating land and infrastructure. This structure is well suited to Carbon Country's vertically integrated approach and allows early investors to participate in both the asset growth and future income potential of a diversified, regenerative real estate portfolio



Financial Targets



Please note - these exhibits are based on a sample pro forma from the Company (not produced by Vicinity) based on Company targets, and is not a guarantee of results or returns. In the event of company failure, there is a chance investors lose their money.

Investment Summary

Carbon Country - Convertible Note Round Raise

Goal: 500K

Interest Rate: 8%

Discount Rate: 10% if conversion before December 31, 2025, 20% conversion after

Valuation Cap: $10M

Investor Minimum: $2,500

Bonus Shares

Venture South Members - 10% Bonus Shares

Members of VentureSouth, the premium subscription tier of Vicinity, will receive 10% Bonus Shares in this offering. For this offering the membership bonus will take the form of 10% bonus shares upon conversion of the convertible note. To learn more about VentureSouth and explore joining click here.

VentureClub Members - 5% Bonus Shares

Members of VicinityClub, the middle subscription tier of Vicinity, will receive r% Bonus Shares in this offering. For this offering the membership bonus will take the form of 5% bonus shares upon conversion of the convertible note. To learn more about Vicinty's Venture Club and explore joining click here.

Our People



Mark Smith, CEO and Co-founder

Mark Smith is a seasoned executive with more than two decades of experience at the intersection of business, sustainability, and public policy. He previously served as Vice President of Government Affairs at The Clorox Company, where he led global regulatory strategy, environmental policy, and ESG initiatives. Mark has advised Fortune 500 companies, NGOs, and startups on climate policy, carbon markets, and clean energy deployment. He brings a deep understanding of how to navigate complex regulatory landscapes and leverage policy to accelerate sustainable innovation. At Carbon Country, he leads strategic vision, capital formation, and government engagement to build a scalable platform for regenerative land ownership.



Josh Phelps, VP and Co-founder

Josh Phelps has amassed over 25 years of experience in logistics, research, and project execution across various industries including biotech, global aid, and blockchain/crypto projects. He led research efforts for a decade and a half on phase 1 cancer trials, was head of global food relief efforts at World Central Kitchen, and more recently dived into blockchain tech as it relates to global money transfer and aid projects. At Carbon Country, he lives on site at project 1 and focuses on building climate-resilient systems that merge agrivoltaics, carbon removal, and decentralized infrastructure. Josh holds a degree in English Literature from the University of Virginia and brings a creative, systems-based approach to sustainable development.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



Ventures

1708-C Augusta St. #115
Greenville, SC29605

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This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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